Exhibit 1

Management’s Discussion And Analysis of Financial Condition and Results of Operations of Portugal Telecom as of and for the Year Ended December 31, 2013

We use the term “Portugal Telecom” to refer to Portugal Telecom, SGPS S.A. and not to its subsidiaries. Unless the context implies otherwise, the terms “we,” “our” or “us” refer to Portugal Telecom and its consolidated subsidiaries.

References to “Euros,” “EUR” or “€” are to the Euro. References herein to “U.S. dollars,” “$” or “US$” are to United States dollars. References to “Real,” “Reais” or “R$” are to Brazilian Reais.

We use the term “Business Combination” to refer to the proposed combination of the businesses of Portugal Telecom, Oi, S.A., or Oi, AG Telecom Participações S.A., or AG Telecom, LF Tel S.A., or LF Tel, PASA Participações S.A., or PASA, EDSP75 Participações S.A., or EDSP75, Bratel Brasil S.A., or Bratel Brasil and, together with AG Telecom, LF Tel, PASA, EDSP75 and Telemar Participações S.A., or TmarPart, the Oi Holding Companies, into TmarPart pursuant to which, among other things, Oi is expected to become the owner of the interests in the companies that hold all of (i) our operating assets except interests held directly or indirectly in Oi and Contax, S.A., or Contax, and (ii) our liabilities at the time of contribution and a wholly owned subsidiary of TmarPart, and we are expected to merge with and into TmarPart with TmarPart as the surviving company.

You should read the following discussion in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011, which we furnished to the Securities and Exchange Commission, or SEC, on Form 6-K on March 12, 2014, or the March 12 6-K, and the accompanying notes included elsewhere in this report.

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Overview

Our Segments and Customer Categories

Portugal Telecom is a group holding company. Our business operations are conducted by our subsidiaries and joint ventures, which are classified for financial reporting purposes according to the manner in which our management views and manages our operations.

We provide telecommunications services in Portugal, in Brazil through our strategic partnerships with Oi, S.A., or Oi, and Contax, S.A., or Contax, and in certain countries in sub-Saharan Africa and Asia. We review and assess the performance of the group’s businesses through two operating segments: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil - Oi. However, with our adoption of IFRS 11, Joint Arrangements, we now report our interest in Oi using the equity method of accounting.  See “—Recent IFRS Accounting Pronouncements.” As such, we provide below a summarized analysis of the results of this operating segment, to the extent of its contribution to our consolidated net income, under the caption “Equity in the earnings of joint ventures,” but the detailed analysis of each caption that composes net income does not include any explanation regarding Oi, as we no longer proportionally consolidate the results of operations of this business.

In addition to our reportable segments, we have other businesses that do not rise to a threshold that would require disclosure as a reportable segment. Revenues from our Telecommunications in Portugal segment accounted for 88% of our consolidated revenues in 2013, and revenues from our Africatel Holdings B.V., or Africatel, businesses accounted for 9% of our consolidated revenues.

•                  Telecommunications in Portugal.  We generate revenues by providing services in the following customer categories:

•                  Residential services, which include integrated networks inside the customer’s home, enabling the simultaneous connection of multiple devices, including fixed line telephone, TV (including Internet

Protocol Television and direct-to-home satellite Pay-TV services), game consoles, PCs, laptops, tablets and smartphones. We provide these services mainly through PT Comunicações, S.A., or PT Comunicações.

•                  Personal services, which are mobile telecommunications services, such as voice, data and internet-related multi-media services provided to personal (i.e., individual) customers through our subsidiary MEO - Serviços de Comunicações e Multimédia, S.A. (formerly TMN—Telecomunicações Móveis Nacionais, S.A.), or MEO.

•                  Enterprise services, including Corporate and SME/SoHo services, which provide our corporate and medium and small business customers with data and business solutions, as well as Information Technology/Information Systems, or IT/IS services, and business process outsourcing, or BPO, services.

•                  Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

•                  Other International Telecommunications Businesses.  We also generate revenue from our other strategic partnerships in Africa and Asia:

•                  MTC, Namíbia.  We have a 34.0% direct interest in Mobile Telecommunications Limited, or MTC, (through our 75% owned subsidiary Africatel), which provides mobile telecommunications services in Namibia and which we consolidate in our consolidated financial statements.

•                  CVTelecom, Cape Verde.  We have a 40.0% direct interest in Cabo Verde Telecom, S.A., or CVTelecom, (through our 75% owned subsidiary Africatel), which provides fixed and mobile telecommunications services in the Cabo Verde Islands and which we fully consolidate in our consolidated financial statements.

•                  CST, São Tomé and Príncipe.  We have a 51.0% interest in CST—Companhia Santomense de Telecomunicações, S.A.R.L., or CST, (through our 75% owned subsidiary Africatel), which provides fixed and mobile telecommunications services in the São Tomé and Príncipe Islands and which we fully consolidate in our consolidated financial statements.

•                  Timor Telecom, East Timor.  We have a 57.06% direct interest in Timor Telecom, S.A., or Timor Telecom, (54.01% of which is held through its 76.14%-owned subsidiary TPT—Telecomunicações Públicas de Timor and 3.05% of which is held through Portugal Telecom’s wholly owned subsidiary PT Participações, SGPS S.A.), which provides fixed and mobile telecommunications services in East Timor and which Portugal Telecom fully consolidates in its consolidated financial statements.

•                  Equity Investment in Oi.  As of December 31, 2013, we held a 23.2% economic interest in Oi, and we account for this investment using the equity method of accounting. Oi is one of the largest telecommunications companies in Brazil, and we are parties to a series of shareholder agreements with other shareholders of Oi that allow us to jointly control Oi. We completed our investment in Oi on March 28, 2011 through the acquisition of a 25.6% effective interest in TmarPart, the parent company of Oi, and the acquisition of a subsidiary of TmarPart that merged into Oi as part of the 2012 corporate reorganization.

In our consolidated financial statements reported in our Annual Reports on Form 20-F for the years ended on December 31, 2011 and December 31, 2012, we proportionally consolidated 25.6% of TmarPart for the period beginning April 1, 2011, following IFRS as issued by IASB.  However, in May 2011, the IASB adopted IFRS 11, Joint Arrangements, which requires that joint ventures be accounted for using the equity method of accounting rather than proportional consolidation.  Because we have voluntarily adopted IFRS 11, Joint Arrangements, before we were required to do so in the European Union, or the EU, there were no differences between EU-IFRS and IFRS as issued by the IASB as applied by Portugal Telecom.  Our consolidated financial statements as of and for the years ended December 31, 2011 and 2012 included in the March 12 6-K have been restated to present our interest in Oi using the equity method in compliance with IFRS 11.  See “—Recent IFRS Accounting Pronouncements.”

Oi generates revenues by providing services in the following customer categories:

•                  Residential services, which include, among others, local fixed line services and domestic long-distance services, primarily in Region I (which consists of 16 Brazil states located in the northeastern and part of the northern and southeastern regions) and Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) of Brazil, data transmission services and usage of Oi’s network to complete calls initiated by customers of other telecommunications services providers to Oi’s fixed line network (fixed line interconnection services).

•                  Personal services, which include, among others, mobile telecommunications services throughout Brazil (Region I, Region II and Region III (consisting of the State of São Paulo)) utilizing Global System for Mobile Communications, or GSM, or 2G, technology and Universal Mobile Telecommunications System, or UMTS, or 3G, technology, including voice and data transmission services, and usage of Oi’s network to complete calls initiated by customers of other telecommunications services providers to Oi’s mobile network (mobile interconnection services).

•                  Enterprise services, which include, among others, fixed line telecommunications services, mobile telecommunications services, advanced voice services, such as 0800 (toll free) services, customized infrastructure and storage capacity and access to advanced data centers, in each case to corporate and medium and small businesses.

•                  Other services, which include Pay-TV services, including cable and direct-to home, or DTH, satellite technology, television services, ISP services, operation of an iG internet portal (which Oi agreed to sell in 2012) and a mobile phone payment system and call center.

•                  Other International Equity Investments.  We also hold equity interests in strategic partnerships and investments in Africa:

•                  Contax, Brazil.  Concurrently with our investment in Oi, we acquired a direct economic interest of 16.2% in CTX Participações S.A., or CTX, the controlling shareholder of Contax Participações S.A., or Contax Participações, and Contax, a provider of corporate services (primarily contact services) in Brazil. Even before our investment in Contax, we provided call center and IT/IS services in Brazil through our subsidiaries Dedic, S.A., or Dedic, and GPTI—Tecnologias de Informação, S.A., or GPTI. On June 30, 2011, we exchanged our interest in Dedic and GPTI for an additional interest in Contax, as a result of which Dedic and GPTI became wholly owned subsidiaries of Contax and our economic interest in Contax increased from 14.1% to 19.5%. On April 2, 2013, in connection with Contax’s corporate reorganization, we increased our economic interest in Contax to 21.1%. In our consolidated financial statements reported in our Annual Reports on Form 20-F for prior years, we proportionally consolidated the results of operations of Contax in our results of operations beginning April 1, 2011, and Contax’s results of operations were included the results of operations of Dedic and GPTI beginning July 1, 2011.  However, for the same reason described above with respect to our interest in Oi, our consolidated financial statements as of and for the years ended December 31, 2011 and 2012 included in the March 12 6-K have been restated to present our interest in Contax using the equity method in compliance with IFRS 11.

•                  Unitel, Angola.  We have a 25.0% direct interest in Unitel S.A.R.L., or Unitel, (through our 75% owned subsidiary Africatel), which provides mobile telecommunications services in Angola and which we account for using the equity method.

Business Drivers and Measures

The businesses of each of our segments are affected by a number of significant industry trends. In operating our businesses and monitoring their performance, we also pay attention to a number of operational and other factors. We summarize some of these trends and factors for each of our business segments below.

Global Telecommunications Sector

•                  Changing consumer habits.  A surge of new devices and faster networks, coupled with the proliferation of new innovative players in the telecommunications, media and technology markets, are creating new needs and changing consumer habits. Consumers are demanding digital content, a full mobility experience and access to data everywhere. Content is increasingly digital, with usage time of online content growing faster than that of offline content, especially in gaming, video and music. Mobility has become the norm as consumers have more personal devices and spend an increasingly higher share of their online time using these devices, especially for data services. This new consumer demand for uninterrupted access to data and content across several devices is transforming the expectations we must meet to remain competitive, which translates into a need to transform our business model. In response to these changes, telecommunications companies are becoming increasingly dependent on information technology and searching for more efficient and effective solutions. We are endeavoring to address these new needs by delivering integrated solutions, encompassing communications, networks and information technologies, and by offering flexible, scalable and secure cloud services.

•                  Increasing network investment.  The increasing digitalization of consumers and companies is leading to a surge in usage of heavy data services. This surge is generating a “data tsunami” that is flooding communication networks around the globe, particularly in mobile networks, driven by the exponential growth of mobile video consumption. This new paradigm of network scarcity places a premium on network investment as operators strive to enhance customer experience for increasingly more demanding customers. The deployment of new access technologies and networks continues to be an overriding trend across the sector, with operators announcing plans, trials and investments in Next Generation Access Networks, or NGAN, especially fiber-to-the home, or FTTH, networks in the fixed business and Long Term Evolution, or 4G, in the mobile business. Both technologies offer more speed, lower latencies and higher reliability. FTTH improves customer experience by providing higher and guaranteed speed, download and upload symmetry and lower latency. Moreover, fiber investment also supports an enhanced mobile network, with high-quality fiber connections for mobile base stations. Mobile 4G technology is also critical to the ability to offer a seamless connectivity experience everywhere, addressing the increasing need for mobility with a high quality connection. Both FTTH and 4G improve efficiency of data transmission, enabling cost reduction for operators.

•                  Challenges in mature markets.  As operators strive to cope with network investments, the sector is facing an increase in competition in mature markets, in both fixed and mobile communications. In the wireline market, traditional telecommunications companies are threatened by both cable and mobile operators. Cable providers are placing a bet on DOCSIS 3.0, a next-generation access technology that enables cable to compete with fiber solutions. In Europe alone, the number of DOCSIS 3.0 households is expected to grow rapidly in the medium term. In the mobile market, 4G is being rolled-out at a global level, and its high speed and low latency create an opportunity for mobile operators to compete in the residential arena. In addition, regulators are pushing for a decrease in mobile termination rates. These changes provide opportunities for aggressive offerings by new entrant operators, including low-cost all-net bundles that dilute incumbent operators’ network externalities. Such offers are being launched in several countries with strong customer acceptance.

•                  Continued growth in emerging markets.  Emerging markets continue to appeal to telecommunications operators as they remain sources of scale and growth. Simultaneous growth in population and gross domestic production, or GDP, per capita is driving the emergence of new consumers, translating into new demand and thus new potential for traditional telecommunications services providers. Generally, penetration of most services in emerging markets has yet to reach levels of mature markets. In general, emerging markets are accounting for a significant portion of the revenue growth in both fixed line and mobile service segments. This trend is expected to persist in the medium term.

•                  Shifting competitive boundaries.  The broader telecommunications sector is expected to continue to expand at a global level, but an increasingly large share is now occupied by adjacent sector players such as equipment manufacturers, internet service providers and media players. These players are taking advantage of improved connectivity and platform-agnostic technologies to offer over-the-top and cloud-based services. Telecommunications operators are expected to maintain traditional access services and a billing relationship through which users access a myriad of services from adjacent players, such as music, video, photos, apps and retail. These adjacent competitors are often able to build strong global brands. For example, in the equipment manufacturers market, Apple and Samsung have rapidly increased their share of total global revenues. The expansion of the competitive boundaries is creating additional pressure for telecommunications operators.

Telecommunications in Portugal

•                  Increasing Competitive Pressure.  Our residential and enterprise businesses face increasingly strong competition from fixed line operators (including Voice over Internet Protocol, or VoIP, providers) as well as from mobile players. We face aggressive competition from ZON Optimus SGPS, S.A., or ZON Optimus, Vodafone and other corporate solutions operators in the Portuguese telecommunications sector. Our major competitors compete through their respective multi-play offers, which include traditional voice services as well as Pay-TV and broadband internet services and, on the corporate side, complex telecom and IT/IS solutions. The competitive landscape changed significantly in Portugal in 2013 with the merger of ZON Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., or ZON, and Optimus SGPS, S.A., or Optimus, to create ZON Optimus, a new integrated telecommunications operator. This transaction has further increased the focus on bundled offers and the evolution of triple-play to quadruple-play services as a way to satisfy perceived consumer appetite for bundles that provide them with simplicity, convenience and economy.

•                  Traffic Trends.  In recent years, we have experienced a decrease in traffic on our fixed line network, primarily as a result of the trend among consumers to use mobile phones rather than fixed line service and increasing competition from mobile operators, other fixed line operators and, more recently, cable and VoIP providers. This decrease in traffic has negatively affected both our residential and wholesale revenues.

•                  Changes in Revenue Mix.  Our Pay-TV customers have increased since we introduced Pay-TV service in 2008. In addition, our Asymmetric Digital Subscriber Lines, or ADSL, residential accesses increased by 3.3% in 2013 due to our marketing of service packages that include Pay-TV and ADSL broadband services. The mix of the revenues of our residential business has shifted significantly in recent years, with Pay-TV related revenues partially offsetting the continued pressure on the traditional voice business. In each of the last three years, for example, we achieved positive net additions of fixed lines, primarily due to strong performance of our Meo brand double-play and triple-play offers. We expect that Pay-TV and broadband services will continue to be an important driver of our fixed line business, and the architecture and regulation of the developing fiber optic network in Portugal will be an important factor affecting our business and revenues.

•                  Decreasing Fixed Line Calling Prices and Greater Focus on Pricing Plans.  Retail calling prices, particularly for regional, national and international calls, have been decreasing steadily in recent years, which have negatively affected our residential revenues. One of our strategies in response to this trend has been to aggressively market a variety of pricing plans to promote customer loyalty in our competitive market. Our pricing plans tend to increase our revenues from fixed charges but contribute to a decrease in our traffic revenues, particularly with respect to the growing percentage of pricing plans that offer calls at a flat rate. We aggressively use pricing plans for both our residential and personal services.

•                  Decreasing Interconnection Charges.  In 2005, the Portuguese telecommunications regulator (the Autoridade Nacional das Comunicações, or ANACOM) declared all mobile operators, including MEO, to have significant market power in call termination in the mobile networks market. As a result, ANACOM imposed price controls on interconnection charges that have caused both fixed-to-mobile and mobile-to-mobile interconnection rates to decrease steadily. ANACOM has issued successive decisions that have reduced mobile termination rates over time. These reductions have had, and will continue to have, a significant adverse impact on revenues and results of operations from our Portuguese mobile operations.

•                  Continuing Introduction of New Products.  The fast development and availability of new access devices are leading to significant growth in internet users and more frequent usage, leading to increased bandwidth consumption. Examples of this trend are smartphones, tablet PCs and internet pads. In January 2013, we announced the launch of a quadruple-play offer of converged fixed-mobile services by Meo, which includes TV, internet, fixed telephone and mobile telephone services.

•                  Continuing Investments in our Network.  Remaining competitive requires continuing investments to build out our third- and fourth-generation network and develop new services, and our capital expenditures on our network have increased in recent years. In 2011, we acquired a fourth-generation mobile license, under which MEO provides services using Long Term Evolution, or LTE, technology, which represents an evolution from the GSM and UMTS technologies that allows for higher levels of bandwidth and speed.

•                  Decreases in Wholesale Revenues.  In our wholesale business, the decrease in regulated fixed-to-mobile interconnection charges has also affected our revenues because our wholesale wireline unit records revenue from international incoming calls through our network that terminate on the networks of mobile operators. Decreases in transit traffic (calls that use our network but neither originate nor terminate on our network) also have affected our wholesale revenues.

Equity Investment in Oi

•                  Continuing Importance of the Brazilian Market to Our Results of Operations.  Under the terms of our strategic partnership with Oi, we have a role in Oi’s management, allowing us to share the control of its strategic financial and operating decisions. We report our interest in Oi using the equity method of accounting.  The results of operations of Oi and the dynamics of the Brazilian telecommunications markets are crucial to our financial condition and results of operations.

•                  Effects of Fluctuations in Exchange Rates.  Because we present our consolidated financial statements in Euros and must translate Oi’s assets, liabilities and results of operations from Reais into Euros for purposes of reporting our equity investment in Oi as of and for each fiscal period, fluctuations in the Euro-Real exchange rate can significantly affect our statement of financial position and results of operations. In addition, fluctuations in the exchange rate between the Real and the U.S. dollar have a significant effect on Oi’s own results of operations. Substantially all of Oi’s cost of services and operating expenses are incurred in Reais in Brazil. As a result, the appreciation or depreciation of the Real against the U.S. dollar has not had a material effect on Oi’s operating margins. However, the costs of a substantial portion of the network equipment that Oi purchases for its capital expenditure projects is denominated in U.S. dollars or is U.S. dollar-linked. This network equipment is recorded on Oi’s statement of financial position at its cost in Reais based on the applicable exchange rate on the date of the transfer of ownership. As a result, depreciation of the Real against the U.S. dollar results in this network equipment being more costly in Reais and leads to increased depreciation expenses. In addition, a significant portion of Oi’s indebtedness is denominated in U.S. dollars. When the Real appreciates against the U.S. dollar, Oi’s interest costs on its indebtedness denominated in U.S. dollars decline in Reais, which positively affects its results of operations in Reais, and the amount of Oi’s indebtedness denominated in U.S. dollars declines in Reais. A depreciation of the Real against the U.S. dollar or the Euro has the converse effect.

•                  Decreased Demand for Fixed Lines Services.  Demand for local fixed line services (including Oi’s public telephones) has reached a plateau in recent years, with the number of Oi customers terminating their fixed line services exceeding new activations. Oi has sought to combat the general trend of substitution of mobile services in place of local fixed line services by offering a variety of bundled plans that include mobile services, broadband services and Oi TV subscriptions. As a result of these service offerings, we expect that the rate of decline in the number of Oi’s fixed lines in service will decrease.

•                  Increased Competition in the Growing Mobile Services Market.  While Oi’s mobile services base has grown substantially in recent years, this market is extremely competitive. Competitive pressures have required Oi to introduce service plans under which the monthly and per-minute rates that they charge Oi’s mobile customers are lowered, reducing its average revenue per customer. We expect Oi’s overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in Oi’s mobile services business to occur at lower rates than it has historically achieved.

•                  Effects of Expansion of Mobile Data Transmission Services.  In recent years, Oi undertook extensive capital expenditure projects to install the network equipment necessary to expand its offerings of 2G, 3G and 4G services. These services, together with Oi’s 4G services when commenced, are expected to generate significant additions to its mobile customer base and lead to long-term increases in its revenues and operating income before financial income (expenses) and taxes.

•                  Effects of Brazilian Regulatory Requirements.  New and existing regulations applicable to the telecommunications industry set forth by the Brazilian telecommunications regulator (the Agência Nacional de Telecomunicações, or ANATEL) and the obligations included in Oi’s concession contracts require Oi to make capital expenditures, affect the revenues that it generates and impose additional costs. If Oi fails to meet quality goals established by ANATEL under the General Plan on Quality Goals, fails to meet the network expansion and modernization targets established by ANATEL under the General Plan on Universal Service and its concession agreements, fails to comply with its obligations under its personal mobile services authorizations or fails to comply with its obligations under other ANATEL regulations, Oi may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of its concessions and authorizations.

•                  Decreased Rate of GDP Growth in Brazil.  While growth in Brazil’s GDP stimulates demand for telecommunications services, that demand is relatively inelastic in periods of economic stagnation. Brazilian GDP grew by an estimated 2.3% in 2013, 0.9% in 2012 and 2.7% in 2011. While we believe that a decrease in the rate of growth of Brazil’s GDP would not be material under foreseeable scenarios, a substantial and continued deterioration of economic conditions could have a material adverse effect on the number of subscribers to Oi’s services and the volume of usage of its services by its subscribers and, as a result, its net operating revenue.

•                  Effects of Level of Indebtedness.  At December 31, 2013, Oi’s total outstanding indebtedness on a consolidated basis was R$35,854 million. The level of Oi’s indebtedness results in significant interest expenses that are reflected in its income statement. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains. In 2013, Oi recorded total financial expenses of R$4,650 million on a consolidated basis, of which R$2,452 million consisted primarily of interest expenses on loans and debentures payable to third parties and R$2,013 million consisted of losses from monetary correction and exchange differences on third-party loans and financing.

Seasonality

Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality. In Portugal we tend to have higher revenues in the fourth quarter due to promotional campaigns centered on the Christmas holiday. To a lesser degree, promotional campaigns at the time of the Easter and Mother’s Day holidays also tend to increase our revenues in the second quarter. In addition, our revenues from our Portuguese operations tend to be lower during the Portuguese summer holidays during the third quarter.

Our telecommunications services in Brazil are generally not affected by major seasonal variations, except for the first quarter of the year, when economic activity is generally reduced in Brazil.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. We summarize our significant accounting policies, judgments and estimates in Note 3 to our audited consolidated financial statements. Our reported financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the consolidated financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our audited consolidated financial statements.

Property, Plant and Equipment, and Intangible Assets

Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining the expected useful lives of those assets and the fair value at the acquisition date, in the case of assets acquired in a business combination. The determination of the fair values of assets, as well as of the useful lives of the assets is based on management’s judgment.

The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment analysis is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuation of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. As of December 31, 2013, we concluded that the carrying value of these assets did not exceed their recoverable amounts.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over our interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The assets and liabilities acquired are measured provisionally at the date on which control is acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the assets and liabilities has been definitively calculated, the difference between the cost of acquisition and the carrying amount of the company acquired is recognized provisionally as goodwill.

In accordance with IFRS, at the end of each reporting period, we review the goodwill of each cash-generating unit for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and write it down if necessary. The recoverability analysis of goodwill is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs or the value in use of the asset. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of goodwill, we used the value in use approach for all cases, preparing the projections of cash flows on the basis of the budgets most recently approved by our Board of Directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the coming four years, and the flows for future years are estimated by applying reasonable growth rates.

In light of the fact that analyzing the impairment of our recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

As a result of the goodwill impairment analysis that we conducted as of December 31, 2013, we concluded that the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

The determination of the recoverable amount of a cash-generating unit under IFRS for impairment testing purposes involves the use of estimates by management. Methods used to determine these amounts include discounted cash flow methodologies and models based on quoted stock market prices. Key assumptions on which management has based its determination of fair value include Average Revenue Per User, or ARPU (monthly average revenue per user), subscriber acquisition and retention costs, churn rates, capital expenditures and market share. These estimates can have a material impact on fair value and the amount of any goodwill write-down.

Accrued Post Retirement Liability

As of December 31, 2013, we recorded an accrued post retirement liability amounting to €959.0 million to cover our net unfunded obligations regarding pension supplements, post retirement healthcare benefits and salaries for pre-retired and suspended employees. We estimate our obligations regarding post retirement benefits based on actuarial valuations prepared annually by our actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. The key financial assumptions affecting post retirement benefit costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the post retirement benefits obligations. The discount rate reflects the weighted average timing of the estimated defined benefits payments. The discount rate premium is determined based on European corporate bonds with a high quality rating. In the event that further changes in assumptions are required with respect to discount rates, the future amounts of our post retirement benefit costs may be materially affected. See Note 14 to our audited consolidated financial statements for a more detailed explanation of the assumptions used.

Provisions and Adjustments

Provisions are recorded when, at the end of the period, we have an obligation to a third party that is probable or certain to create an outflow of resources to the third party. This obligation may be legal, regulatory or contractual in nature. It may also be derived from our practice or from public commitments having created a legitimate expectation for such third parties that we will assume certain responsibilities. To estimate the expenditure that we are likely to bear to settle the obligation, our management takes into consideration all of the available information at the closing date for our audited consolidated financial statements. If no reliable estimate of the amount of the obligation can be made, no provision is recorded; information is then disclosed in the notes to the consolidated financial statements.

Contingent liabilities represent obligations which are neither probable nor certain at the time of drawing up the financial statements, and obligations for which the cash outflow is not probable are not recorded. Information about them is disclosed in the notes to the audited consolidated financial statements.

Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount provisioned at the closing date.

The allowance for doubtful accounts receivable is stated at the estimated amount necessary to cover potential risks in the collection of overdue accounts receivable balances. A determination of the amount of allowances required is made after careful analysis of the evolution of accounts receivable balances, and, in specific cases, our analysis is also based on our knowledge of the financial situation of our customers. The required allowances may change in the future due to changes in economic conditions and our knowledge of specific issues. Future possible changes in recorded allowances would impact our results of operations in the period that such changes are recorded.

Assessment of the Fair Value of Financial Instruments

We choose an appropriate valuation method for financial instruments not traded in an active market based on our knowledge of the market and of the asset. In this process, we apply the valuation methods commonly used by market practitioners and use assumptions based on market rates.

Assessment of the Fair Value of Certain Assets Using the Revaluation Model

In 2008, we adopted the revaluation model for measuring the carrying value of certain classes of assets, primarily ducts infrastructure and real estate assets. In accordance with our policy, we revise the revalued amount at least once every three years and, accordingly, we performed another reevaluation during the year ended December 31, 2011. These revaluations were effective as of December 31, 2011 and resulted in a net reduction of tangible assets amounting to approximately €131.4 million, of which approximately €126.2 million was recognized directly in our consolidated statement of comprehensive income and €5.3 million was recognized in our consolidated income statement. In order to determine the revalued amount of those assets, we used the replacement cost method for the ducts infrastructure and the market value for real estate assets, which required the use of certain assumptions related to construction costs for ducts infrastructure and the use of specific indicators for the real estate market. See Notes 3(c) and 37.3 to our audited consolidated financial statements for a more detailed explanation of the assumptions used.

Deferred Taxes

We recognize and settle income taxes based on the results of operations determined in accordance with local corporate legislation, taking into consideration the provisions of the applicable tax law, which are different from the amounts calculated for IFRS purposes. In accordance with IAS 12, Income Taxes, we recognize deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities. We regularly assess the recoverability of deferred tax assets when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

Recent IFRS Accounting Pronouncements

Except for the amendments to IAS 19 and IFRS 11 Joint Arrangements, the accounting policies, judgments and estimates applied in our audited consolidated financial statements are consistent with those applied in audited consolidated financial statements for the year ended December 31, 2012.

During the year ended December 31, 2013, the following standards, revised standards or interpretations became effective, which had no impact on Portugal Telecom’s consolidated financial statements, except for the adoption of the amendments to IAS 19, as explained further below:

•             Amendments to IFRS 1, First Time Adoption of IFRS;

•             Amendments to IAS 12, Income Taxes;

•             Amendments to IAS 1, Presentation of Financial Statements;

•             Amendments to IFRS 7, Financial Instruments: Disclosures;

•             IFRS 13, Fair Value Measurement; and

•             Amendments to IAS 19, Employee Benefits.

The following standards, revised standards or interpretations were issued by the IASB in previous years and have already been adopted by the European Union but their mandatory application dates occur only in subsequent years:

•             Amendments to IAS 27, Consolidated and Separate Financial Statements, and to IAS 28, Investments in Associates;

•             IFRS 10, Consolidated Financial Statements;

•             IFRS 11, Joint Arrangements;

•             IFRS 12, Disclosure of Interests in Other Entities;

•             Amendments to IAS 32, Financial Instruments: Presentation; and

•             Amendments to IFRS 10, Transition Guidance of Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities.

The following standards, revised standards or interpretations were issued by the IASB but have not yet been adopted by the European Union, and their mandatory adoption dates set by the IASB occur in subsequent years:

•             IFRS 9, Financial Instruments Measurement, issued in October 2010;

•             Amendments to IFRS 7, Financial Instruments: Disclosures, issued in December 2011;

•             Amendments to IFRS 10, IFRS 12 and IAS 27 issued in October 2012;

•             Amendments to IAS 36, Impairment of Assets, issued in May 2013;

•             IFRIC 21, Levies, issued in May 2013; and

•             Amendments to IAS 39, Financial Instruments: Recognition and Measurement, issued in June 2013.

See Note 4 to our audited consolidated financial statements for further information regarding the standards, revised standards and interpretations listed above.

We adopted a number of new IFRS standards and interpretations issued by the IASB and applicable from January 1, 2013. Only IFRS 11 and the amendments to IAS 19 had a significant impact on our consolidated financial statements. In relation to the adoption of the amendments to IAS 19, Employee Benefits, the principal amendments included in this revised standard are as follows:

•             Elimination of an option to defer the recognition of actuarial gains and losses, known as the “corridor method”, resulting in a mandatory recognition of actuarial gains and losses in other comprehensive income; this change had no impact on Portugal Telecom’s consolidated financial statements since our accounting policy was already in line with the mandatory approach included in the revised standard;

•             Change in the calculation of the expected return on assets, which is now equal to the discount rates used to compute the present value of the related benefit obligations instead of the expected long-term rate of return of the related plan assets previously used; the impact of this change on our consolidated financial statements resulted in a lower expected return on assets (now presented on a net basis as net interest cost) and consequently higher post retirement benefits costs, since our discount rates were lower than the former 6% expected return on assets; and

•             Mandatory immediate recognition of unvested prior year service gains or losses, which previously could be deferred and recognized over the future vesting period; we had previously recorded prior year service gains related to unvested rights, which following the adoption of this revised standard were reversed as from January 1, 2012.

In relation to the adoption of IFRS 11, the related impacts consisted of recognizing our investments in joint ventures using the equity method of accounting, primarily consisting of Oi and Contax and its controlling shareholders, which prior to the adoption of this standard were proportionally consolidated. Summarized financial information related to the investments in joint ventures is disclosed in Note 30 to our audited consolidated financial statements.

For more detailed information on the impact on our statements of financial position, income statements and statements of cash flows of the adoption of IFRS 11 and the amendments to IAS 19 and also regarding other standards described above, see Note 4 to our audited consolidated financial statements.

Results of Operations

Our results reflect the changing patterns in our business described above in “—Overview.” The following tables set forth the contribution to our consolidated operating revenues of each of our major business lines, as well as our major consolidated operating costs and expenses, for the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
	2011		2012			2013
	EUR Millions	% of Operating Revenues	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item
Operating revenues:
Telecommunications in Portugal	2,868.7	84.9%	2,676.9	86.9%	(6.7)%	2,538.0	87.2%	(5.2)%
Services	2,726.4	80.7%	2,532.7	82.3%	(7.1)%	2,386.0	81.9%	(5.8)%
Sales	115.1	3.4%	107.4	3.5%	(6.7)%	113.0	3.9%	5.4%
Other	27.1	0.8%	36.8	1.2%	35.7%	39.0	1.4%	7.2%
Other businesses	511.0	15.1%	402.0	13.1%	(21.3)%	373.0	12.8%	(7.3)%
Services	478.0	14.1%	365.2	11.9%	(23.6)%	351.0	12.1%	(3.9)%
Sales	14.3	0.4%	33.1	1.1%	131.7%	18.0	0.6%	(45.9)%
Other	18.8	0.6%	3.7	0.1%	(80.3)%	4.0	0.1%	11.8%
Total operating revenues	3,379.7	100.0%	3,079.0	100.0%	(8.9)%	2,911.0	100.0%	(5.4)%
Costs, expenses, losses and income:
Wages and salaries	515.1	15.2%	413.6	13.4%	(19.7)%	399.3	13.7%	(3.5)%
Direct costs	491.0	14.5%	457.4	14.9%	(6.8)%	458.8	15.8%	0.3%
Costs of products sold	138.1	4.1%	138.1	4.5%	0.0%	134.8	4.6%	(2.4)%
Marketing and publicity	82.7	2.4%	72.2	2.3%	(12.7)%	68.5	2.4%	(5.1)%
Supplies, external services and other expenses	684.0	20.2%	640.6	20.8%	(6.3)%	619.3	21.3%	(3.3)%
Indirect taxes	41.2	1.2%	43.8	1.4%	6.2%	42.3	1.5%	(3.3)%
Provisions and adjustments	21.2	0.6%	23.3	0.8%	9.5%	25.8	0.9%	11.0%
Depreciation and amortization	780.6	23.1%	765.3	24.9%	(2.0)%	726.3	24.9%	(5.1)%
Post retirement benefits costs	61.0	1.8%	57.5	1.9%	(5.6)%	40.5	1.4%	(29.7)%
Curtailment costs	36.4	1.1%	2.4	0.1%	(93.5)%	127.1	4.4%	5268.1%
Gains on disposals of fixed assets, net	(0.5)	(0.0)%	(3.5)	(0.1)%	560.5%	(3.4)	(0.1)%	(3.2)%
Other costs (gains), net	21.8	0.6%	(23.4)	(0.8)%	(207.5)%	(73.4)	(2.5)%	213.6%
Income before financial results and taxes	507.2	15.0%	491.8	16.0%	(3.0)%	345.4	11.9%	(29.8)%
Net interest expenses	121.5	3.6%	213.0	6.9%	75.3%	257.4	8.8%	20.8%
Net foreign currency exchange losses	2.3	0.1%	1.8	0.1%	(19.9)%	21.9	0.8%	1090.3%
Net losses (gains) on financial assets and other investments	(0.6)	(0.0)%	3.9	0.1%	(797.5)%	2.0	0.1%	(48.6)%
Equity in losses of joint ventures, net	33.7	1.0%	3.0	0.1%	(91.1)%	2.2	0.1%	(27.4)%
Equity in earnings of associated companies, net	(211.3)	(6.3)%	(210.3)	(6.8)%	(0.5)%	(442.8)	(15.2)%	110.6%
Net other financial losses	54.9	1.6%	44.6	1.4%	(18.8)%	54.6	1.9%	22.6%
Income before taxes	506.6	15.0%	435.7	14.2%	(14.0)%	450.0	15.5%	3.3%
Income taxes	99.1	2.9%	125.6	4.1%	26.8%	62.0	2.1%	(50.6)%
Net income	407.6	12.1%	310.1	10.1%	(23.9)%	388.0	13.3%	25.1%
Attributable to:
Non-controlling interests	73.7	2.2%	84.3	2.7%	14.4%	57.0	2.0%	(32.4)%
Equity holders of the parent	333.9	9.9%	225.8	7.3%	(32.4)%	331.0	11.4%	46.6%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Operating Revenues

Our operating revenues decreased to €2,911.0 million in 2013 from €3,079.0 million in 2012, a decrease of 5.4%, primarily reflecting revenue declines in the Portuguese telecommunications business (€138.6 million) and lower contributions from our other international operations, namely our Africatel businesses (€19.7 million), mainly due to negative currency effects.

Our revenues from our Portuguese telecommunications business in the year ended December 31, 2013 were negatively impacted by, among other things, (1) lower revenues in the Enterprise customer category, where we experienced pricing and demand pressure, primarily in mobile services, (2) revenue declines in the Personal customer category, including the effects of lower mobile interconnection revenues and lower customer service revenues and (3) lower revenues from wholesale and other businesses, including the impact of a decline in the telephone directories business. These effects were partially offset by an increase in revenues from the Residential customer category, mainly related to Pay-TV and broadband revenues, which were driven by the success of the Meo double- and triple-play offers.

We present below the revenue information for our Portuguese Telecommunications business segment. The revenue information for this segment in the tables below differs from the contribution to our consolidated revenues for that segment in the table above because it is presented on a stand-alone basis and includes revenues from services rendered to other Portugal Telecom group companies. Revenue information on our Brazilian Telecommunications business segment is described below within the explanation of our share in the earnings of joint ventures.

Telecommunications in Portugal.  The table below sets forth operating revenues from our Portuguese telecommunications business in 2012 and 2013. Our Portuguese telecommunications business includes revenues from the Residential, Personal, Enterprise and Wholesale customer categories.

	2012	2013	% Change
	(EUR Millions)
Telecommunications in Portugal
Residential	711.7	721.1	1.3%
Personal	688.1	655.2	(4.8)%
Enterprise	896.0	790.8	(11.7)%
Wholesale, other and eliminations	404.7	392.5	(3.0)%
Total	2,700.5	2,559.6	(5.2)%

In the Residential customer category, operating revenues increased by 1.3% to €721.1 million in 2013 from €711.7 million in 2012. Our residential revenues benefited from the commercial success of Meo, whose double-play and triple-play services (voice, data and Pay-TV) have grown and have partially mitigated the recent revenue loss trends in the Portuguese telecommunications business, and Meo’s rebranding and launch as our first quadruple play offering, M4O. As a result of the success of our M4O offering, the weight of non-voice services in the Residential customer category stood at 66.0% in 2013, an increase of 2.5 percentage points as compared to 63.4% in 2012.

In the Personal customer category, operating revenues decreased by 4.8% to €655.2 million in 2013 from €688.1 million in 2012, primarily due to: (1) lower customer revenues (€37.0 million) in 2013, which reflected the effects of challenging economic conditions that have made customers more price-sensitive, greater competitive pressures, increased popularity of “tribal plans” yielding lower revenues per user, as well as the negative effect of lower revenues from mobile broadband due to the higher popularity of fixed broadband, (2) lower interconnection revenues (€13.0 million), partially as a result of the negative impact of lower mobile termination rates and (3) price competition and migration to lower tariff plans. Notwithstanding the economic environment and significant growth in fixed broadband due to triple-play bundled offers, data revenues accounted for 35.8% of service revenues, an increase of 2.6 percentage points over 2012, as a result of the solid performance of “internetnotelemovel” (internet on the cell phone) data packages, which continued to show strong growth, the commercial success of our “e nunca mais acaba” plan and increased penetration of smartphones, which partially offset the pressure on mobile broadband revenues.

Operating revenues from the Enterprise customer category decreased by 11.7% to €790.8 million in 2013 from €896.0 million in 2012, negatively affected by the economic environment, including by: (1) strong cost-cutting initiatives by government agency clients and a significant reduction in investments in new projects, (2) cost reduction initiatives by large corporations, particularly in banking, other financial services and pharmaceuticals, and (3) economic challenges faced by small and medium businesses, which continued to be negatively affected by economic and financial conditions in Portugal. Our strategy continued to focus on convergent offers and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. Additionally, we continued to provide advanced one-stop-shop IT/IS solutions, focusing on business process outsourcing (BPO) and on the marketing of machine-to-machine solutions.

Wholesale and other operating revenues, including eliminations among our Portuguese businesses, decreased by 3.0% to €392.5 million in 2013 from €404.7 million in 2012, impacted by lower revenues associated with: (1) the directories business, (2) leased lines and accesses, including lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build networks, (3) public pay phones and (4) termination of national and international traffic.

Other Businesses.  Operating revenues from our other operations contributed €373.0 million to our consolidated operating revenues in 2013, a decrease of 7.3% from €402.0 million in 2012. This performance primarily reflects lower contributions from MTC (€12.9 million), as the impact of the depreciation of the Namibian Dollar against the Euro more than offset higher retail voice revenues and data services on a constant currency basis, and Timor Telecom (€9.3 million), explained by the impact of the depreciation of the U.S. dollar against the Euro and also by lower revenues on a constant currency basis due to the entrance of a new competitor in the Timor telecommunications market.

Costs, Expenses, Losses and Income

As explained in more detail below, the decrease in our consolidated costs in 2013 primarily reflects trends in our Portuguese telecommunications business, primarily strict cost control, a strong focus on profitability and a decrease in depreciation and amortization expenses as a result of lower capital expenditures, partially offset by higher work force reduction costs. For more detail on these costs and expenses as they relate to our Portuguese telecommunications business segment, see Note 7 to our audited consolidated financial statements.

Wages and Salaries.  Wages and salaries, including employee benefits and social charges, decreased by 3.5% to €399.3 million in 2013 from €413.6 million in 2012, primarily reflecting a lower contribution from our Portuguese telecommunications business (€9.1 million), mainly due to lower variable and overtime compensation, higher efficiency levels in certain internal processes and lower personnel costs as a result of a restructuring plan implemented in the second quarter of 2013.

Direct Costs.  Direct costs increased by 0.3% to €458.8 million in 2013 from €457.4 million in 2012, primarily due to a higher contribution from the Portuguese telecommunications business (€1.4 million), mainly reflecting an increase in programming costs, driven by customer growth and investment in content for our Meo offering, and higher costs associated with the provision of IT/IS solutions and outsourcing services as a result of the increased weight of these services as part of our revenues. These effects more than offset lower mobile traffic costs, explained by a reduction in services rendered and also the impact of the regulatory mobile termination rate cuts, and lower costs associated with our directories business.

Costs of Products Sold.  Costs of products sold decreased by 2.4% to €134.8 million in 2013 from €138.1 million in 2012, primarily reflecting a reduction in our Portuguese telecommunications businesses (€1.8 million), mainly due to lower subsidies, and notwithstanding an increase in sales.

Marketing and Publicity.  Marketing and publicity costs decreased by 5.1% to €68.5 million in 2013 from €72.2 million in 2012, reflecting lower contributions from Africatel businesses and lower institutional and other marketing expenses recorded at Portuguese holding companies. These effects more than offset an increase in our Portuguese telecommunications business (€1.7 million), reflecting mainly the costs incurred in the launch and rollout of our new M4O offer that more than offset our strict cost control policies and marketing investments already made in previous years.

Supplies, External Services and Other Expenses.  Supplies, external services and other expenses decreased by 3.3% to €619.3 million in 2013 from €640.6 million in 2012, primarily reflecting a lower contribution from our Portuguese telecommunications business, primarily as a result of lower maintenance and repairs expenses and other third-party services, which benefited from the roll-out of our FTTH network and an extensive field force transformation program, and lower other expenses.

Indirect Taxes.  Indirect taxes decreased by 3.3% to €42.3 million in 2013 from €43.8 million in 2012, primarily reflecting lower fees paid by our Portuguese telecommunications business to ANACOM.

Provisions and Adjustments.  Provisions and adjustments increased by 11% to €25.8 million in 2013 from €23.3 million in 2012, primarily reflecting higher provisions for bad debt, partially offset by a decrease in provisions for legal actions that benefited from a favorable outcome in a pending action.

Depreciation and Amortization.  Depreciation and amortization costs decreased 5.1% to €726.3 million in 2013 from €765.3 million in 2012, primarily reflecting a lower contribution from our Portuguese telecommunications business (€34.2 million), mainly due to a decline in capital expenditures in 2013 and late 2012 following the investments in future proof technologies and networks undertaken in previous years, particularly in FTTH and 4G coverage.

Post Retirement Benefits.  Post retirement benefits decreased by 29.7% to €40.5 million in 2013 from €57.5 in 2012, primarily reflecting the reduction in discount rates undertaken at the end of 2012, leading to a lower net interest cost in 2013. As referred to above, post-retirement benefits costs in 2012 were restated in order to reflect the impact of the adoption of the amendments to IAS 19. This cost item does not include early termination costs related to our workforce reduction program, which are discussed under “—Curtailment Costs” below.

Curtailment Costs.  Curtailment costs increased to €127.1 million in 2013, as compared to €2.4 million in 2012, reflecting the implementation of a redundancy program relating to approximately 400 employees in the second quarter of 2013. Curtailment costs in 2012 were also restated in order to reflect the impact of the adoption of the amendments to IAS 19.

Net Gains on Disposals of Fixed Assets.  Net gains on disposals of fixed assets decreased by 3.2% to €3.4 million in 2013 from €3.5 million in 2012.

Net Other Costs (Gains).  Net other gains amounted to €73.4 million, as compared to net other gains of €23.4 million in 2012. In 2013, this caption included (1) a gain resulting from the settlement of contractual obligations related to the acquisition of our investment in Oi in 2011 for a lower amount than the liability initially recognized, (2) a gain related to our wireline concession agreement and (3) provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts. In 2012, this caption included a gain related to net compensation for prior years’ costs supported by our subsidiary PT Comunicações under its universal service obligations under our concession agreement, net of provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

Income Before Financial Expenses and Taxes. Income before financial expenses and taxes decreased by 29.8% to €345.4 million in 2013 from €491.8 in 2012. As a percentage of total operating revenue, income before financial expenses and taxes decreased to 11.9% in 2013 from 16.0% in 2011.

Financial Income and Expenses

Net Interest Expenses.  Net interest expenses increased by 20.8% to €257.4 million in 2013 from €213.0 million in 2012, reflecting an increase in the average cost of debt in our Portuguese telecommunications business, from 4.2% in 2012 to 5.3% in 2013, mainly due to a lower return on cash applications and also as a result of an increase in the average cost of gross debt, following the bonds issued in the second half of 2012.

Net Foreign Currency Exchange Losses.  We had net foreign currency losses of €21.9 million in 2013, compared to €1.8 million in 2012. The losses recorded in 2013 were primarily due to the impact of the significant depreciation of the U.S. dollar against the Euro on net assets denominated in U.S. dollars.

Net Losses (Gains) on Financial Assets and Other Investments.  Net losses on financial assets and other investments decreased by 48.6% to €2.0 million in 2013 from €3.9 million in 2012. These losses primarily include the impact of the change in the fair value of certain free-standing interest rate derivatives and rents received from real estate, net of related depreciation costs.

Equity in Losses of Joint Ventures. Our equity in losses of joint ventures consists of our equity in the earnings (losses) of Oi and Contax and their controlling shareholders. Our share in the losses of joint ventures decreased by 27.4% to €2.2 million in 2013 from €3.0 million in 2012, as set forth in the table below.

	Euro
	2013	2012
Oi (1)	23,437,155	34,393,098
TmarPart(2)	(9,832,620)	(11,345,921)
LF Tel (2)	(10,415,106)	(12,123,736)
AG Telecom (2)	(9,988,842)	(14,842,982)
Contax	1,433,348	166,504
CTX	862,288	(545,314)
Other	2,318,098	1,286,353
	(2,185,679)	(3,011,998)

(1)         In 2013 and 2012, this caption corresponds to Portugal Telecom’s 15.4% and 15.6% direct share in Oi’s earnings amounting of €149 million and €225 million, respectively.

(2)         Portugal Telecom’s share in net losses from these entities primarily reflects (i) interest expenses recorded by these holding companies in connection with their outstanding debt, partially offset by (ii) these entities’ share in the earnings of Oi as a result of their direct interests held in this company.

Our equity investments in Oi, TmarPart, LF Tel and AG Telecom shown in the table above all relate to our investment in Oi.  Although the direct interest of our subsidiary Bratel Brasil in Oi is 15.4%, we also hold indirect interests in Oi through our interests in TmarPart, AG Telecom and LF Tel, bringing our total economic interest to 23.2%. See “Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi” of the Portugal Telecom’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013, or the 2012 Portugal Telecom Annual Report.

Our equity investments in Contax and CTX shown in the table above both relate to the same investment in Contax. See “Item 4—Information on the Company—Our Businesses—Other International Operations—Other Brazilian Operations” of the 2012 Portugal Telecom Annual Report.

Our equity in losses of joint ventures primarily reflects lower earnings from Oi, which more than offset an improvement in the earnings of Contax, as well as lower interest expenses from the controlling shareholders of Oi and Contax, including the effect of the depreciation of the Real against the Euro.

With respect to Oi, which we report as our Telecommunications in Brazil segment, the decrease in the portion of its earnings that represents our direct share, from €34.4 million in 2012 to €23.4 million in 2013, reflects (1) the impact of the Real against the Euro (€3.4 million) and (2) on a constant currency basis, (i) higher interest expenses, primarily explained by the increase in Oi’s average debt, (ii) higher depreciation and amortization expenses, mainly due to the increased capital expenditures in recent years, (iii) an increase in the cost of supplies and external services and (iv) lower operating revenues, as the decrease in sales and other revenues more than offset an improvement in services rendered.  The increase in operating revenues from services rendered reflected the positive contribution of broadband and Pay-TV revenues and an increase in mobile revenues, which more than offset lower fixed voice revenues. The decrease in the portion of Oi’s earnings that represents our direct share was partially offset by higher capital gains recognized in 2013 as compared to 2012, which, in 2013, reflected the disposal of Oi’s GlobeNet submarine cable operation and, in 2012, reflected the disposal of real estate properties and mobile towers.

With respect to our interests in TmarPart, LF Tel and AG Telecom shown in the table above, the same factors influencing our direct share in the earnings of Oi also influenced our interests in those entities, since Oi is their only operating asset.  However, in both periods shown in the table above, our indirect share in the earnings of Oi through those companies was more than offset by our share in the interest expense of those companies.

For more detail on the performance of our Brazilian telecommunications business segment, see “—Further Information Regarding the Results of Operations of Our Equity Investment in Oi” and Notes 7 and 30 to our audited consolidated financial statements, which include an income statement and statement of financial position of Oi, which are adjusted to reflect the effects of the purchase price allocation performed by Portugal Telecom in connection with the acquisition of this investment as well as other adjustments to conform with the our accounting policies.

Equity in Earnings of Associated Companies.  Equity in earnings of associated companies amounted to €442.8 million in 2013, as compared to €210.3 million in 2012, primarily related to the disposal of our investment in

Companhia de Telecomunicações de Macau, S.A.R.L., or CTM, which resulted in the recognition of a gain amounting to €310.3 million. Adjusting for this impact and our share in the earnings of CTM in 2012 (€26.4 million), equity in earnings of affiliates would have amounted to €132.5 million in 2013, a decrease from €183.9 million in 2012, due to a decrease in our equity in the earnings of Unitel to €129.9 million from €187.7 million, primarily because Unitel became subject to corporate tax in 2013 and also due to exchange rate fluctuations between the Angolan currency and the Euro. For additional information about the earnings of Unitel, see Note 33 to our audited consolidated financial statements.

Net Other Financial Losses.  Net other financial expenses increased by 22.6% to €54.6 million in 2013 from €44.6 million in 2012, and include banking services, commissions, financial discounts and other financing costs. This increase reflects primarily higher commission expenses and certain expenses incurred in the fourth quarter of 2013 in connection with the proposed Business Combination between Portugal Telecom and Oi.

Income Taxes

Income taxes.  Income taxes decreased by 50.6% to €62.0 million in 2013 from €125.6 million in 2012, corresponding to effective tax rates of 13.8% and 28.8%, respectively. This decrease is primarily explained by lower taxable earnings across all business, reflecting mainly higher curtailment charges and interest expenses, that more than offset the impact of €32 million resulting from the change in the statutory tax rate in Portugal from 25% to 23% as from 2014, as a result of which certain deferred tax assets were remeasured based on the new tax rate. The lower effective tax rate in 2013 reflects primarily certain non-taxable gains recorded in 2013, primarily related to the disposal of CTM and the settlement of contractual obligations relating to the acquisition of our interest in Oi, as explained under “—Costs, Expenses, Losses and Income—Net Gains on Disposals of Fixed Assets” above.

Net Income (Before Non-Controlling Interests)

Net income (before non-controlling interests) increased by 25.1% to €388.0 million in 2013 from €310.1 million in 2012 for the reasons described above.

Income before financial results and taxes from our Portuguese telecommunications business decreased to €271.3 million in 2013, compared to €488.0 million in 2012, primarily due to lower operating revenues, net of related direct costs and costs of products sold, and higher curtailment costs. These effects more than offset lower depreciation and amortization expenses, post retirement benefits costs, supplies and external services and wages and salaries.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests amounted to €57.0 million in 2013 and €84.3 million in 2012 and was related primarily to our Africatel businesses (€53.6 million and €74.4 million, respectively) and Timor Telecom (€3.5 million and €10.0 million, respectively).

Net Income Attributable to Equity Holders of the Parent

For the reasons described above, our net income attributable to our equity holders increased by 46.6% to €331.0 million in 2013 from €225.8 million in 2012.

Basic earnings per ordinary and “A” shares from total operations increased to €0.39 in 2013 from €0.26 in 2012 on the basis of 855,053,670 and 856,659,594 average outstanding shares in 2013 and 2012, respectively.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Revenues

Our operating revenues decreased by 8.9% to €3,079.0 million in 2012 from €3,379.7 million in 2011, primarily reflecting revenue declines in our Portuguese telecommunications business (€191.8 million) as well as the contribution of Dedic/GPTI in the first half of 2011 (€133.9 million), as this business was fully consolidated up to June 30, 2011 and then integrated with Contax, which we account for using the equity method.  On June 30, 2011, we consummated an exchange of our interest in Dedic/GPTI for an additional stake in Contax. These effects were partially offset by higher contributions from other international operations, particularly MTC in Namibia (€20.7 million), including the effect of the appreciation of the Namibian Dollar against the Euro, and Timor Telecom (€9.3 million).

Our revenues from our Portuguese telecommunications business in the year ended December 31, 2012 were negatively impacted by, among other things, (1) lower revenues in the Enterprise customer category, where we experienced pricing and consumption pressure, primarily from government agency clients, and by the absence of projects for large companies, (2) revenue declines in the Personal customer category, including the effects of lower mobile interconnection revenues, lower customer service revenues and lower sales and (3) lower revenues from the wholesale and other businesses, including the impact of a decline in the telephone directories business. These effects were partially offset by an increase in revenues from the Residential customer category, mainly related to Pay-TV and broadband revenues.

Telecommunications in Portugal.  The table below sets forth operating revenues from our Portuguese telecommunications business on a stand-alone basis in 2011 and 2012.

	2011	2012	% Change
	(EUR Millions)
Telecommunications in Portugal
Residential	682.3	711.7	4.3%
Personal	768.4	688.1	(10.4)%
Enterprise	982.1	896.0	(8.8)%
Wholesale, other and eliminations	459.2	404.7	(11.9)%
Total	2,892.0	2,700.5	(6.6)%

In the Residential customer category, operating revenues increased by 4.3% to €711.7 million in 2012 from €682.3 million in 2011. Our residential revenues benefited from the commercial success of Meo, whose double-play and triple-play services have grown and have partially mitigated the recent revenue loss trends in the Portuguese telecommunications business. As result of Meo’s success, the weight of non-voice services in the Residential customer category stood at 63.4% in 2012, an increase of 4.9 percentage points as compared to 58.5% in 2011.

In the Personal customer category, operating revenues decreased by 10.4% to €688.1 million in 2012 from €768.4 million in 2011, primarily due to: (1) lower customer revenues (€56.3 million), which reflected the effects of challenging economic conditions that have made customers more price-sensitive, greater competitive pressures, increased popularity of “tribal plans” yielding lower revenues per user and the negative effect of lower revenues from mobile broadband due to the higher popularity of fixed broadband, (2) lower interconnection revenues (€19.8 million), partially as a result of the negative impact of lower mobile termination rates and (3) lower equipment sales (€3.7 million). Notwithstanding the economic environment and significant growth in fixed broadband due to triple-play bundled offers, data revenues accounted for 33.2% of service revenues, an increase of 2.4 percentage points over 2011, as a result of the solid performance of “internetnotelemovel” (internet on the cell phone) data packages, which continued to show strong growth, the commercial success of our “e nunca mais acaba” plan and increased penetration of smartphones, which partially offset the pressure on mobile broadband revenues.

Operating revenues from the Enterprise customer category decreased by 8.8% to €896.0 million in 2012 from €982.1 million in 2011, negatively affected by the economic environment, primarily by: (1) strong cost cutting initiatives by government agency clients and significant reduction in investments in new projects, (2) the cost reduction initiatives by large corporations and (3) economic challenges faced by small and medium businesses, which showed some resilience in 2011 but have since become more negatively affected by the economic and financing conditions in Portugal.

Wholesale and other operating revenues, including eliminations among our Portuguese businesses, decreased by 11.9% to €404.7 million in 2012 from €459.2 million in 2011, impacted by lower revenues from (1) the directories business, (2) leased lines and accesses, including lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build their own networks, (3) public pay phones and (4) termination of national and international traffic.

Other Businesses.  Operating revenues from our other operations contributed €402.0 million to our consolidated operating revenues in 2012, a decrease of 21.3% from €511.0 million in 2011. This performance was mainly due to (1) the contribution of Dedic/GPTI business in the first half of 2011 (€133.9 million) and (2) the increases of 20.4% and 13.0% at Timor Telecom and MTC, respectively.

Costs, Expenses, Losses and Income

As explained in more detail below, our costs decreased in 2012, reflecting primarily (1) a reduction in costs in our Portuguese telecommunications business, primarily as a result of strict cost control, a strong focus on profitability, lower direct costs resulting from the decrease in operating revenues and lower curtailment costs and (2) the contribution from Dedic/GPTI in the first half of 2011, which was fully consolidated up to June 30, 2011 and then integrated with Contax and thus accounted for by the equity method for subsequent periods. For more detail on these costs and expenses as they relate to our Portuguese telecommunications business segment, see Note 7 to our audited consolidated financial statements.

Wages and Salaries.  Wages and salaries, including employee benefits and social charges, decreased by 19.7% to €413.6 million in 2012 from €515.1 million in 2011, primarily reflecting (1) a lower contribution from the telecommunications business in Portugal (€10.7 million), mainly due to lower variable and overtime compensation, higher efficiency levels in certain internal processes and lower personnel costs as a result of a restructuring plan implemented in the fourth quarter of 2011 and (2) the contribution of Dedic/GPTI in the first half of 2011 (€103.7 million).

Direct Costs.  Direct costs decreased by 6.8% to €457.4 million in 2012 from €491.0 million in 2011, primarily due to a lower contribution from the Portuguese telecommunications business (€23.2 million), mainly reflecting lower mobile traffic costs due to the impact of the regulatory mobile termination rate cuts and lower roaming interconnection costs, and lower costs associated with the directories business.  These effects were partially offset by an increase in costs associated with international traffic and higher programming costs due to continued customer growth and investment in our Meo content offering.

Costs of Products Sold.  Costs of products sold remained broadly stable at €138.1 million in 2012, as compared to 2011, as the decrease in the Portuguese telecommunications business (€3.9 million), which primarily reflected lower sales in the Personal customer segment, lower subsidies and a lower average cost of handsets as a result of favorable contracts entered into with key suppliers, was offset by an increase in costs in our Africatel businesses and other businesses.

Marketing and Publicity.  Marketing and publicity costs decreased by 12.7% to €72.2 million in 2012 from €82.7 million in 2011, primarily as a result of a reduction in our Portuguese telecommunications business (€11.8 million), reflecting strict cost control policy and the marketing investments already made in previous years.

Supplies, External Services and Other Expenses.  Supplies, external services and other expenses decreased by 6.3% to €640.6 million in 2012 from €684.0 million in 2011, primarily reflecting (1) a lower contribution from the Portuguese telecommunications business, primarily as a result of lower maintenance and repair expenses, support services and other third-party services, which benefited from the roll-out of our FTTH network and the extensive field force transformation program and (2) the contribution of Dedic/GPTI in the first half of 2011.

Indirect Taxes.  Indirect taxes increased by 6.2% to €43.8 million in 2012 from €41.2 million in 2011, mainly due to a higher contribution from the Portuguese telecommunications business (€2.0 million), primarily as a result of an increase in VAT-related expenses.

Provisions and Adjustments.  Provisions and adjustments increased by 9.5% to €23.3 million in 2012 from €21.2 million in 2011, reflecting higher provisions for both bad debt and legal actions in our Portuguese telecommunications business, partially offset by a lower contribution from other businesses.

Depreciation and Amortization.  Depreciation and amortization costs decreased 2.0% to €765.3 million in 2012 from €780.6 million in 2011, primarily reflecting (1) a lower contribution from the Portuguese telecommunications business (€22.0 million), primarily due to the swap of MEO’s 2G equipment for 4G-enabled equipment, which led to accelerated depreciation of 2G equipment through June 30, 2011, and the impact of the revision of the useful lives of certain tangible assets undertaken in 2012, and (2) the contribution of Dedic/GPTI in the first half of 2011 (€8.3 million).

Post Retirement Benefits.  Post retirement benefits decreased 5.6% to €57.5 million in 2012 from €61.0 in 2011, primarily reflecting a decrease in costs related to the annual service of active and suspended employees that were entitled to pension benefits under our pension plans, which were transferred to the Portuguese State in December 2010.

Curtailment Costs.  Curtailment costs decreased to €2.4 million in 2012, compared to €36.4 million in 2011, reflecting mainly the reorganization undertaken at the end of 2011.

Net Gains on Disposals of Fixed Assets.  Net gains on disposals of fixed assets increased from €0.5 million in 2011 to €3.5 million in 2012, primarily reflecting higher gains in our Portuguese telecommunications business (€3.0 million).

Net Other Costs (Gains).  Net other gains amounted to €23.4 million, as compared to net other losses of €21.8 million in 2011, primarily reflecting a gain recorded in 2012 with respect to the estimated net compensation for prior years’ costs supported by our subsidiary PT Comunicações under its universal service obligations pursuant to our concession agreement, partially offset by non-recurring provisions and adjustments recorded in 2012.

Income Before Financial Expenses and Taxes. Income before financial expenses and taxes decreased by 3.0% to €491.8 million in 2012 from €507.2 million in 2011. As a percentage of total operating revenue, income before financial expenses and taxes increased to 16.0% in 2012 from 15.0% in 2011.

Financial Income and Expenses

Net Interest Expenses.  Net interest expenses increased by 75.3% to €213.0 million in 2012 from €121.5 million in 2011, reflecting: (1) a €51.4 million interest gain recorded in the first quarter of 2011 on the cash deposits in Reais that were used to pay for the strategic investments in Oi and Contax on March 28, 2011, and (2) an interest gain of €32.6 million recorded in 2011 related to the outstanding receivable from Telefónica, S.A., or Telefónica, in connection with the disposal of Vivo Participações S.A., or Vivo.

Net Foreign Currency Exchange Losses.  We had net foreign currency losses of €1.8 million in 2012, compared to €2.3 million in 2011, primarily reflecting higher foreign currency losses recorded in 2011 by our Portuguese telecommunications business as a result of the impact of the depreciation of the U.S. dollar against the Euro on net assets denominated in U.S. dollars.

Net Losses (Gains) on Financial Assets and Other Investments.  We recorded net losses on financial assets and other investments of €3.9 million in 2012, compared to net gains of €0.6 million in 2011. These losses primarily include the impact of the change in the fair value of certain free-standing interest rate derivatives and rents received from real estate, net of related depreciation costs.

Equity in Losses of Joint Ventures. This caption includes our share in the losses of joint ventures, consisting of Oi and Contax and its controlling shareholders. In 2012 and 2011, our share in the losses of joint ventures amounted to €3.0 million and €33.7 million, respectively, an improvement that primarily reflects higher earnings from Oi, notwithstanding the impact of the depreciation of the Real against the Euro. This improvement, adjusted for the impact of the depreciation of the Real against the Euro, is explained primarily by the following:

•                  Higher revenues, mainly due to an increase in sales and other operating revenues, partially offset by a reduction in services rendered. The increase in sales reflects Oi’s return to the handset market, in line with its strategy to focus on the high-value segment. The decrease in service revenues is primarily explained by (1) the impact of lower Residential revenues, due to lower fixed voice revenues, and notwithstanding the positive contribution of broadband and Pay-TV revenues, which was offset by (2) an increase in Personal Mobility revenues primarily due to higher revenues from monthly fees driven by postpaid customer growth, increased traffic revenues and higher revenues from 3G services;

•                  Lower direct costs as a result of a reduction in interconnection costs due to lower VU-M tariffs; and

•                  A reduction in provisions and adjustments, reflecting both lower provisions for contingencies and lower adjustments for bad debt.

These effects were partially offset by:

•                  Higher personnel costs reflecting increased staff levels and a reorganization to create new regional commercial structures, as part of the strategy to improve regional operational performance;

•                  An increase in supplies and external services, mostly due to higher sales, increased content costs for Pay-TV and higher expenses for logistics related to the new handset marketing strategy;

•                  A gain recorded in the third quarter of 2011 related to the recognition of a reimbursement to be received from Sistel regarding the surplus of a post retirement benefits plan;

•                  Higher net interest expenses, primarily reflecting the impact of the increase in Oi’s average net debt. Oi’s average net debt level reflects, among other things, the dividends paid by Oi in April and August 2012 and amounts paid to its non-controlling shareholders in April 2012 upon the completion of its corporate reorganization.

For more detail on the performance of our Brazilian telecommunications business segment, see Notes 7 and 30 to our audited consolidated financial statements.

Equity in Earnings of Associated Companies.  Equity in earnings of associated companies decreased by 0.5% amounted to €210.3 million in 2012, compared to €211.3 million in 2011. In 2011, this caption includes a gain of €37.6 million related to the completion of the disposal of our investment in UOL for a total amount of €155.5 million. Adjusting for this effect, equity accounting in earnings of affiliated companies would have increased from €173.7 million in 2011 to €210.3 million in 2012, primarily as a result of an increase in our equity in the earnings of Unitel to €187.7 million from 155.7 million.

Net Other Financial Losses.  Net other financial expenses decreased by 18.8% to €44.6 million in 2012, compared to €54.9 million in 2011 and include banking services, commissions, financial discounts and other financing costs. This decrease primarily reflects (1) higher commission expenses in our Portuguese operations in connection with certain bonds issued and facilities established in 2011 and (2) financial taxes and other expenses incurred in Brazil in connection with the transfer of funds for the investment in Oi completed in March 2011.

Income Taxes

Income taxes.  Income taxes increased by 26.8% to €125.6 million in 2012, compared to €99.1 million in 2011, corresponding to an effective tax rate of 28.8% and 19.6%, respectively. This increase is primarily explained by (1) the impact of the increase in the maximum statutory tax rate applicable in Portugal from 29.0% to 31.5%, (2) higher non-taxable interest income and equity gains in 2011 and (3) lower gains resulting from adjustments to prior year income taxes.

For the years 2011 and 2010, following a change in Portuguese tax legislation that occurred in the second quarter of 2010, we and our subsidiaries located in Portugal were subject to corporate income tax at a maximum aggregate tax rate of approximately 29.0%, corresponding to a base rate of 25%, which is increased (1) up to a maximum of 1.5% of taxable income through a municipal tax and (2) by a 2.5% state surcharge applicable to taxable income in excess of €2.0 million. For the years 2012 and 2013, following a change in Portuguese tax legislation in December 2011, we are subject to corporate income tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax and (2) by a state surcharge levied at a rate of 3.0% on taxable income between €1.5 million and €10.0 million (€7.5 million as from January 1, 2013, following a change in Portuguese tax legislation in December 2012) and at a rate 5.0% on taxable income in excess of €10.0 million (€7.5 million as from January 1, 2013), resulting in a maximum aggregate tax rate of approximately 31.5%.

Net Income (Before Non-Controlling Interests)

Net income (before non-controlling interests) decreased by 23.9% to €310.1 million in 2012 from €407.6 million in 2011 for the reasons described above.

Income before financial results and taxes from our Portuguese telecommunications business decreased to €488.0 million in 2012, compared to €491.4 million in 2011, primarily due to lower operating revenues, net of related direct costs and costs of products sold. These effects more than offset the impact of lower workforce reduction costs, supplies and external services, depreciation and amortization expenses, wages and salaries and other costs.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests amounted to €84.3 million in 2012 and €73.7 million in 2011 and related primarily to our Africatel businesses (€74.4 million and €64.6 million, respectively) and Timor Telecom (€10.0 million and €10.5 million, respectively).

Net Income Attributable to Equity Holders of the Parent

For the reasons described above, our net income attributable to our equity holders decreased by 32.4% to €225.8 million in 2012 from €333.9 million in 2011.

Basic earnings per ordinary and “A” shares from total operations decreased to €0.26 in 2012 from €0.39 in 2011 on the basis of 856,659,594 and 864,161,921 average outstanding shares in 2012 and 2011, respectively.

Further Information Regarding the Results of Operations of Our Equity Investment in Oi

Because of the strategic importance of our equity investment in Oi, which we report as our Telecommunications in Brazil segment, we present below certain supplemental information regarding the results of operations of Oi.

The table below sets forth statement of income data of Oi for the years ended December 31, 2013 and 2012 and for the nine-month period from April 1, 2011 through December 31, 2011.  The statement of income data set forth below reflects the effects of the purchase price allocation performed by Portugal Telecom in connection with the acquisition of our investment as well as other adjustments and reclassifications to conform with our accounting policies. This table is presented in Euros and corresponds to 100% of the results of operations of Oi and not only the 23.2% effective interest that is included in our consolidated financial statements through the equity method of accounting, including our 15.4% direct interest and a further 7.8% interest held indirectly through our investments in TmarPart, AG Telecom and LF Tel.

For the reasons described above, the figures in the table below and in the following discussion are not comparable to the figures reported by Oi in Brazil, which are reported in Reais, prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, and include the results of Brasil Telecom (now Oi, S.A.) for all three years ended December 31, 2013, 2012 and 2011 and the results of Telemar only as from March 1, 2012.  In contrast, we accounted for the results of both Brasil Telecom and Telemar for the years ended December 31, 2013 and 2012 and the nine-month period from April 1, 2011 through December 31, 2011.

Statement of Income Data:

	Year Ended December 31		April 1 – December 31,
	2013	2012	2011
	(EUR Millions)

Revenues	10,383.1	11,874.5	9,415.5
Costs, Expenses and Losses:
Wages and salaries	825.2	970.7	637.2
Direct costs	2,149.8	2,459.8	2,020.1
Costs of products sold	147.3	171.5	124.1
Marketing and publicity	185.7	192.7	180.9
Supplies, external services and other expenses	2,621.4	3,460.7	2,461.0
Indirect taxes	696.8	777.1	560.3
Provisions and adjustments	260.0	293.9	513.9
Depreciation and amortization	2,155.2	2,257.0	1,999.3
Post retirement benefits	26.5	25.1	17.6
Other costs, net	1.8	(72.3)	5.6
Income before financial results and taxes	1,313.4	1,338.2	895.4
Net interest expenses	1,006.0	850.7	475.9
Net other financial expenses	164.3	208.7	129.1
Income before taxes	143.1	278.9	290.4
Income taxes	(8.9)	44.4	(161.7)
Net income (before non-controlling interests)	152.0	234.5	452.1
Income attributable to non-controlling interests	3.0	9.6	46.9
Net income after non-controlling interests	149.0	224.9	405.2

The following supplemental analysis of results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012 is presented to enhance readers’ understanding of the results of operations of the Oi business for the most recent fiscal year.

Revenues

Oi’s revenues decreased by 12.6% to €10,383.1 million in 2013 from €11,874.5 million in 2012, primarily reflecting the impact of the depreciation of the Real against Euro, which accounted for €1,490.6 million of the decrease.  On a constant currency basis, operating revenues would have decreased by €0.8 million, as the decline in sales (€24.7 million) and other revenues (€113.1 million) was offset by an increase in services rendered (€137.0 million). The improvement in operating revenues from services rendered was due to increases in revenues from Oi’s residential and personal mobility customer categories, partially offset by decreases in its enterprise and other customer categories, as described below:

•                  Residential Services.  The increase in revenues from Oi’s residential customer category primarily reflects increases in local fixed-line services and data transmission services due to the positive contribution from triple- and quadruple-play offers. These effects were partially offset by decreases in demand for fixed voice products, including due to (1) a decrease in the average number of lines in service at Oi’s legacy fixed line operations as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed line services and (2) decreases in revenues from long-distance fixed-line services.

•                  Personal Services.  The increase in revenues from Oi’s personal mobility customer category primarily reflects increased sales of premium services (such as data services and value-added services) to postpaid customers and the launch of new promotions for prepaid services. These effects were partially offset by the negative effect of lower mobile termination rates.

•                  Enterprise Services.  In Oi’s enterprise customer category, revenues decreased as a result of a reduction of Oi’s corporate customer base due to Oi’s focus on improving the quality and profitability of its customer base.

Costs, Expenses and Losses

As explained below, Oi’s total costs, expenses and losses decreased to €9,069.7 million in 2013 from €10,536.3 million in 2012, a decrease of 13.9%, primarily reflecting the impact of the depreciation of the Real against Euro, which accounted for €1,302.0 million of the decrease. The changes in the main cost items in the year ended December 31, 2013 compared to the year ended December 31, 2012 are explained below.

•                  Wages and salaries.  Excluding the impact of the depreciation of the Real against the Euro (€118.5 million), wages and salaries would have decreased by €27.1 million, reflecting a reversal of employee and management profit sharing accruals during 2013 as compared to accruals recorded in 2012, primarily as a result of the decline in the performance of metrics used to calculate profit sharing. This effect was partially offset by, among other things, an increase in employees at Oi’s call center, the renegotiation of some of Oi’s collective bargaining agreements at the end of 2012 and an increase in administrative employees.

•                  Direct costs.  Excluding the impact of the depreciation of the Real against the Euro (€308.6 million), direct costs would have decreased by €1.4 million, reflecting lower interconnection costs as a result of mobile termination rate reductions, a reduction in the average number of lines in service of Oi’s legacy fixed line operations and the settlement of agreements with other operators. These effects were partially offset by an increase in the cost of Pay-TV content acquisitions as a result of the expansion of these services.

•                  Supplies and external services and other expenses. Excluding the impact of the depreciation of the Real against the Euro (€376.3 million), supplies and external services and other expenses would have decreased by €463.0 million, primarily as a result of gains from the sale of assets recorded in 2013 (€596.8 million), which related mainly to the disposal of Oi’s GlobeNet submarine cable operation for a total amount of R$1,779 million (€709.2 million). This effect was partially offset by higher expenses for third-party services due to, among other things, increased network maintenance costs at Oi’s legacy fixed line operations, reflecting (1) higher expenses for third-party network maintenance providers as Oi focused on improving the quality of its broadband network to improve services provided to customers and (2) higher real estate rental and network infrastructure leasing costs as a result of Oi’s sales of non-strategic assets completed at the end of 2012, which Oi now rents and leases.

•                  Indirect taxes.  Excluding the impact of the depreciation of the Real against the Euro (€100.0 million), indirect taxes would have increased by €19.7 million as a result of higher Taxes on the Circulation of Merchandise and

Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS, Social Integration Program taxes (Programa de Integração Social), or PIS, and federal Contributions for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or COFINS, due to an increase in other revenues.

•                  Depreciation and Amortization.  Excluding the impact of the depreciation of the Real against the Euro (€309.4 million), depreciation and amortization costs would have increased by €207.6 million due to the commencement of 4G services and the growth of the 4G network, which increased amortizable license costs and depreciable property, plant and equipment at Oi’s legacy operations.

Net Interest Expense

Oi’s net interest expense increased to €1,006.0 million in 2013 from €850.7 million in 2012, as the impact of the depreciation of the Real against the Euro (€144.4 million) was more than offset by an increase in interest expense on a constant currency basis of €299.8 million, reflecting higher debt levels in connection with the amounts paid to non-controlling shareholders in April 2012 upon the completion of Oi’s corporate reorganization and the dividends paid by Oi in April and August 2012.

Net Income After Non-Controlling Interests

Oi’s net income after non-controlling interests decreased by 33.7% to €149.0 million in 2013 from €224.9 million in 2012.  This decrease partly reflects the impact of the depreciation of the Real against the Euro, which at the level of net income after non-controlling interests amounted to €21.4 million. Adjusting for this effect, Oi’s net income after non-controlling interests would have decreased by €54.4 million reflecting, as described above, higher net interest expenses (€299.8 million), depreciation and amortization costs (€207.6 million) and expenses for third-party services (€133.8 million), effects that were partially offset by gains recorded in 2013 in connection with the sale of assets (€596.8 million), primarily related to the disposal of Oi’s GlobeNet submarine cable operation.

Liquidity and Capital Resources

Overview

Our principal capital requirements relate to:

•                  funding our operations;

•                  capital expenditures on our network infrastructure, information systems and other investments, as well as acquisitions of interests in other telecommunications companies (see “—Capital Investment and Research and Development” and “—Contractual Obligations and Off-Balance Sheet Arrangements” below);

•                  repayments and refinancing of our indebtedness (see “—Indebtedness” below);

•                  shareholder remuneration in the form of dividend payments; and

•                  funding of post retirement benefits (see “—Post Retirement Benefits” below).

Our principal sources of funding for these capital requirements are cash generated from our operations and equity and debt financing. Our cash and cash equivalents and short-term investments decreased to €2,573.1 million as of December 31, 2013, compared to €2,614.8 million as of December 31, 2012. We believe that our cash balances, together with the cash that we expect to generate from our operations and available liquidity under our credit facilities and lines of credit, are currently sufficient to meet our present funding needs.

Cash Flows

The table below sets forth a breakdown of our cash flows for the years ended December 31, 2011, 2012 and 2013.

	2011	2012	2013
	(EUR Millions)
Cash flow from operating activities	1,189.5	1,061.8	853.7
Cash flow from (used in) investing activities:
Continuing operations	(3,929.4)	(575.0)	(364.1)
Discontinued operations	2,000.0	—	—
Cash flow from (used in) financing activities	(379.4)	(2,112.9)	(764.7)
Total	(1,119.3)	(1,626.1)	(275.1)

Cash Flow from Operating Activities

Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel, payments relating to income and indirect taxes and payments related to post retirement benefits. Our cash flows from operating activities result primarily from operations conducted by our subsidiaries and not by Portugal Telecom. None of our subsidiaries is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations.

Net cash flow from operating activities decreased by 19.6% to €853.7 million in 2013 from €1,061.8 million in 2012, primarily due to lower collections from customers (€463.7 million), reflecting the decline in revenues in our Portuguese telecommunications business, partially offset by lower payments to suppliers (€245.2 million).

Net cash flow from operating activities decreased by 10.7% to €1,061.8 million in 2012 from €1,189.5 million in 2011, primarily due to lower collections from customers (€240.5 million), reflecting the decline in revenues in our Portuguese telecommunications business. These effects were partially offset by lower payments to employees (€104.3 million) and a decline in payments relating to income taxes (€47.5 million).

Cash Flow from (Used in) Investing Activities

Cash flows from investing activities include proceeds from disposals of investments in affiliated companies and property, plant and equipment, as well as interest and related income on cash equivalents and short-term investments. Cash flows used in investing activities primarily include investments in short-term financial applications, capital expenditures on tangible and intangible assets and investments in other companies.

Net cash used in investing activities decreased to €364.1 million in 2013 from €575.0 million in 2012. This decrease primarily reflects the proceeds obtained in 2013 from the disposal of our investment in CTM (€335.7 million) and a decrease in cash payments for the acquisition of tangible and intangible assets (€216.8 million), primarily due to lower capital expenditures in our Portuguese telecommunications business. These effects were partially offset by a reduction in dividends received from affiliated companies (€149.3 million), mainly due to lower dividends received from Oi and higher investments in short-term financial applications.

Net cash used in investing activities related to continuing operations decreased to €575.0 million in 2012 from €3,929.4 million in 2011. This decrease primarily reflects the acquisition of the investments in Oi and Contax in March 2011 (€3,727.5 million) and an increase in dividends received from affiliated companies (€90.6 million), mainly due to higher dividends received from Oi in 2012, which more than offset lower dividends received from Unitel. These effects were partially offset by (1) the proceeds obtained in 2011 from the disposal of our investment in UOL (€155.5 million), (2) lower cash receipts from interest and related income (€118.1 million), mainly due to interest income received in the first quarter of 2011 on the cash deposits in Reais that were used to pay for the strategic investments in Oi and Contax and (3) a decrease in cash payments for the acquisition of tangible and intangible assets (€95.1 million), primarily due to lower capital expenditures.

Cash Flows from (Used In) Financing Activities

Cash flows used in financing activities include repayments of debt, payments of interest on debt and payments of dividends to shareholders. Cash flows from financing activities primarily consist of borrowings.

Net cash used in financing activities decreased to €764.7 million in 2013 from €2,112.9 million in 2012, mainly due to lower net cash payments on loans (€1,008.1 million), reflecting net cash payments of €40.6 million in 2013, as compared to net cash payments of €1,048.7 million in 2012, and lower dividends paid (€288.0 million), primarily reflecting the reduction in dividends paid to our shareholders (€284.7 million), from a dividend per share of €0.65 in 2012 to €0.325 in 2013.

Net cash used in financing activities increased to €2,112.9 million in 2012 from €379.4 million in 2011, mainly due to an increase in net cash payments on loans (€2,234.1 million), reflecting net cash payments of €1,048.7 million in 2012, as compared to net cash receipts of €1,185.4 million in 2011, partially offset by lower dividends paid (€580.6 million), primarily reflecting the reduction in dividends paid to our shareholders (€569.3 million), which in 2011 included an extraordinary dividend totaling €569.3 million.

Cash receipts from loans obtained, net of cash payments resulting from loans repaid, primarily relate to commercial paper and other bank loans and amounted to €40.6 million in 2013. As described in more detail in Note 38 to our audited consolidated financial statements for the year ended December 31, 2013, net cash payments on loans in 2013 primarily included (1) the repayment of the €1 billion Eurobond issued in April 2009, the outstanding consolidated liability of which amounted to €934 million at maturity, (2) the decrease in the outstanding amount due under our standby credit facilities entered into in previous years (€350 million), (3) the repayment of the €50 million floating rate notes issued in August 2008 and (4) the repayment of several loans obtained from the European Investment Bank. These effects were partially offset by (1) a €1 billion Eurobond issued on May 10, 2013, which matures in 2020 and bears interest at a fixed rate of 4.625%, and (2) the increase in the amounts due under our commercial paper programs (€366 million).

Cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to €1,020.5 million in 2012 and primarily included (1) the repayment of the €1,300.0 million Eurobond issued by PTIF in March 2005, (2) the payment of the last installment due to the Portuguese State in connection with the transfer of unfunded pension liabilities, amounting to €454.3 million, (3) the reduction of €378.2 million in the amounts due under commercial paper programs and (4) a €20.6 million payment under equity swap contracts on our own shares. These effects were partially offset by the €400.0 million and €750.0 million bonds issued by Portugal Telecom and PT International Finance B.V., or PTIF, in July and October 2012, respectively.

Cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €1,185.4 million in 2011 and primarily included (1) the €600.0 million Eurobond issued by PTIF in February 2011, (2) an increase of €466.0 million in the outstanding amount under commercial paper programs and (3) an amount of €750.0 million drawn under a credit facility obtained in March 2011. These effects were partially offset by the payment of €450.0 million to the Portuguese State in December 2011 related to the transfer of unfunded pension obligations completed in December 2010 and (2) a payment under equity swap contracts on our own shares amounting to €84.3 million.

In 2013, 2012 and 2011, dividends paid by Portugal Telecom and its subsidiaries amounted to €316.1 million, €604.1 million and €1,184.7 million, respectively. During 2013, Portugal Telecom itself paid dividends of €284.7 million in May 2013, corresponding to an ordinary dividend of €0.325 per share. During 2012, Portugal Telecom itself paid dividends of €188.3 million on January 4, 2012, which represented an advance dividend with respect to 2011 profits of €0.215 per share, and €381.0 million in May 2012, which represented an ordinary dividend of €0.435 per share, for total ordinary dividends per share paid in 2012 of €0.65 per share. In June 2011, Portugal Telecom paid dividends of €1.3 per share, totaling €1,138.6 million, including an ordinary dividend of €0.65 per share relating to the year 2010 and an extraordinary dividend of €0.65 per share (relating to the total extraordinary dividend of €1.65 proposed following the disposal of our investment in Brasilcel, N.V., or Brasilcel, of which €1 per share had already been paid in December 2010). The remainder of the dividends we paid in 2013, 2012 and 2011 represented dividends paid by certain of our international investments, primarily MTC, CVTelecom and Timor Telecom.

For more detailed explanations of the changes in certain line items of our cash flow statement, see Note 47 to our audited consolidated financial statements.

Indebtedness

Our total consolidated indebtedness amounted to €7,371.1 million at the end of 2013, compared to €7,375.1 million as of December 31, 2012, reflecting repayments of loans obtained and new financings secured as described above under “—Cash Flows—Cash Flows from (Used In) Financing Activities”.

Our cash and cash equivalents decreased to €1,659.0 million as of December 31, 2013 from €1,988.8 million as of December 31, 2012, primarily explained by (1) net cash used in financing activities of €764.7 million in 2013, primarily reflecting net cash repayments of loans, and (2) net cash used in investing activities of €364.1 million in 2013, primarily reflecting the payments resulting from the acquisition of tangible and intangible assets. These effects were partially offset by net cash receipts from operating activities of €853.7 million in 2013, as explained above.

Our short-term investments increased to €914.1 million as of December 31, 2013 from €626.0 million as of December 31, 2012, reflecting payments, net of cash receipts, resulting from short-term financial applications, amounting to €316.7 million in 2013.

Of the total indebtedness outstanding as of December 31, 2013, 79.8% was medium- and long-term debt, compared to 81.1% as of December 31, 2012.

The composition of our consolidated indebtedness as of December 31, 2012 and 2013 was as follows:

	As of December 31,
	2012		2013
Debt (in Euro million)	Short-term	Long-term	Short-term	Long-term
Indebtedness
Exchangeable bonds	—	732.9	743.0	—
Bonds	983.6	3,732.4	—	4,731.3
Bank loans
External loans	114.0	1,381.4	103.9	949.3
Domestic loans	2.8	108.8	5.1	175.0
Liability related to equity swaps on treasury shares	73.2	—	73.2	—
Commercial Paper	175.8	—	542.0	—
Leasings	24.0	23.9	24.7	23.6
Other financings	22.4	—	0.0	—
Total indebtedness	1,395.7	5,979.4	1,492.0	5,879.2
Cash and cash equivalents	1,988.8		1,659.0
Short-term investments	626.0		914.1
Net Indebtedness	4,760.3		4,798.1

Maturity

Of the total indebtedness outstanding as of December 31, 2013, €1,492.0 million is due before the end of December 2014. The remaining €5,879.2 million is medium and long-term debt. As of December 31, 2013, the average maturity of our total indebtedness, net of cash and cash equivalents and short-term investments, was 5.5 years, benefiting from the €1 billion 7-year Eurobond issued in May 2013 following the repayment in April 2013 of the 2009 €1 billion Eurobond.

Interest Rates

As of December 31, 2013, 81.6% of our total indebtedness was at fixed rates, as compared to 81.8% as of December 31, 2012, reflecting the fixed-rate bonds issued by PTIF in 2005, 2007, 2009, 2011, 2012 and 2013.

Credit Ratings

Our credit ratings are currently as follows:

Rating Agency	Credit Rating	Outlook	Last Change
Moody’s	Ba2	Review for upgrade	October 3, 2013
Standard & Poor’s	BB	Credit Watch with developing implication	October 4, 2013
Fitch Ratings	BBB-	Negative	August 15, 2013

The actions taken by the rating agencies with respect to our credit ratings since January 1, 2011 are summarized below:

•                  On June 3, 2011, Standard & Poor’s Ratings Services, or S&P announced its review of our credit rating, downgrading our long-term rating from BBB to BBB-, with negative outlook, and the short-term rating from A-2 to A-3.

•                  On June 7, 2011, Moody’s Investors Service , or Moody’s, announced its review of our credit rating, downgrading our long-term rating from Baa2 to Baa3.

•                  On July 29, 2011, Moody’s announced that it confirmed our Baa3 issuer rating and the ratings of PTIF with negative outlook, completing a ratings review process initiated on June 7, 2011.

•                  On December 23, 2011, Moody’s announced its review of our credit rating and the ratings of PTIF, downgrading the long-term rating from Baa3 to Ba1.

•                  On January 21, 2012, S&P announced its review of our credit rating, downgrading our long-term rating from BBB- to BB+, with negative outlook, and our short-term rating from A-3 to B.

•                  On April 13, 2012, Moody’s announced its review of our credit ratings and those of PTIF, downgrading the long-term ratings from Ba1 to Ba2, with negative outlook.

•                  On February 11, 2013, S&P announced its review of our credit ratings, downgrading our long-term rating from BB+ to BB, with negative outlook, and maintaining our short-term rating at B.

•                  On August 15, 2013, Fitch Ratings, or Fitch, announced its review of our credits ratings, downgrading our long-term rating from BBB to BBB-, with a negative outlook.

•                  On October 3, 2013, Moody’s announced that it had placed on review for upgrade ours and PTIF’s Ba2 long-term rating.

•                  On October, S&P announced that it had placed on CreditWatch with developing implications ours and PTIF’s long-term rating.

Certain of our debt instruments contain provisions that are triggered by changes in our credit ratings. See “—Covenants—Credit Ratings” below.

Debt Instruments

Set forth below is a brief description of certain of our debt instruments.

•                  Bonds—Portugal Telecom and Subsidiaries.  We have established a Euro Medium Term Note program, or EMTN, providing for the issuance of bonds. The EMTN program allows for bonds to be issued in a range of currencies and forms, including fixed and floating rates. As of December 31, 2013, the total size of this program was €7.5 billion, and we had outstanding bonds of €4,750.0 million. In May 2013, under this program, we issued €1 billion 4.625% bonds due 2020.

For additional information on the bonds we have issued under the EMTN program, including the principal amount, price, maturity and interest rate for each series of bonds, see Note 38.2 to our audited consolidated financial statements.

In connection with the proposed Business Combination with Oi, on February 7, 2014, we undertook a solicitation of consents from the holders of each series of outstanding bonds under the EMTN to amend certain terms and conditions of the relevant series of bonds. The holders of each series of bonds agreed to the amendments at a meeting on March 3, 2014, except for the holders of the Portugal Telecom Retail Bonds, for which a quorum was not reached and another meeting has been scheduled for March 18, 2014.  See “—Amendments to Debt Instruments in Connection with Merger” below.

•                  Exchangeable Bonds.  On August 28, 2007, we issued €750 million of bonds due 2014, exchangeable into fully paid ordinary shares of Portugal Telecom. The exchangeable bonds carry a coupon of 4.125% per annum, and the exchange price is currently €8.91 per ordinary share, in accordance with the terms and conditions of the exchangeable bonds. For additional information on these exchangeable bonds, see Note 38.1 to our audited consolidated financial statements. Each holder of €50,000 in principal amount of bonds is currently entitled to receive 5,611 shares.

In connection with the proposed Business Combination with Oi, on February 7, 2014, we undertook a solicitation of consents from the holders of the outstanding exchangeable bonds to amend certain terms and conditions of the exchangeable bonds. The holders of the exchangeable bonds agreed to the amendments at a meeting on March 3, 2014. See “—Amendments to Debt Instruments in Connection with Merger” below.

•                  Standby Credit Facilities—Portugal Telecom and Subsidiaries.  As of December 31, 2013, we had a committed standby credit facility totaling €800.0 million, including a €400.0 million revolving tranche and a €400 million term loan that expires in June 2016, of which €400.0 million was drawn as of December 31, 2013. We initially obtained this facility in 2011 in the amount of €900.0 million and increased the commitments thereunder to €1,200.0 million. In 2012, we renegotiated the facility, extending its maturity to June 2016 and reducing the amount to €800.0 million. For additional information on these standby credit facilities, see Note 38.3 to our audited consolidated financial statements.

•                  EIB Loans.  We had several amortizing loans from the EIB in the aggregate amount of €527 million as of December 31, 2013. These include (1) loans in the aggregate amount of €391 million, bearing an average fixed interest rate of 2.7% per annum and maturing on various dates from 2014 to 2019, (2) loans in the aggregate amount of €100.0 million, bearing fixed interest rates revisable on pre-agreed dates, with an average rate of 2.7% per annum as of December 31, 2013, and maturing on various dates from 2014 to 2021 and (3) loans in the aggregate amount of €35.7 million whose floating interest rates have been swapped for fixed rate obligations at an average interest rate of 2.9% and maturing in 2014.

•                  Export Credit Facility.  In 2011, we entered into an export credit facility, including a €80.0 million committed tranche agreed in 2011 and a €100.0 million committed tranche agreed in January 2013. As of December 31, 2013, €70 million had been drawn under this facility.

•                  Liability Related to Equity Swaps on Treasury Shares.  As of December 31, 2012 and 2013, we had equity swap contracts over 20,640,000 of our own shares, which were recognized as an effective acquisition of treasury shares, requiring us to recognize a corresponding financial liability for the related acquisition cost in the amount of €178.1 million. In December 2012, we settled €20.6 million of the outstanding amount previously due. As a result of this and other settlements, the liability as of December 31, 2012 and 2013 was reduced to €73.2 million. For additional information on our liability related to these equity swaps, see Note 38.4 to our audited consolidated financial statements.

•                  Commercial Paper.  We have entered into several commercial paper programs, under which we had issued an aggregate amount of €542 million as of December 31, 2013, maturing between January and May 2014. Under these programs, we had available an underwritten amount of €283 million as of December 31, 2013. In January 2013, we entered into a new commercial paper program for a total amount of €400 million, including an underwritten amount of €200 million. For additional information on our commercial paper programs, see Note 38.5 to our audited consolidated financial statements.

•                  Financing Relating to the Transfer of Unfunded Pension Obligations and Other Financings.  Following the transfer of certain unfunded pension obligations to the Portuguese State for a total amount of €1,021.7 million, completed in December 2010, we paid €100.0 million in December 2010, €17.4 million and €450.0 million in January and December 2011, respectively, and the remaining €454.3 million in December 2012.

Covenants

Our debt instruments contain certain covenants, as well as customary default and cross-acceleration provisions. As of December 31, 2013, the main covenants are as follows:

•                  Change in Control.  The exchangeable bonds, the credit facilities under which we had borrowed a total amount of €670 million as of December 31, 2013 and the loans obtained from the European Investment Bank, or the EIB, totaling €527 million as of December 31, 2013 provide for redemption at the option of the bondholders (in the case of the exchangeable bonds) or mandatory prepayment in the case of any change in control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50% of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obligated to comply are also considered a change of control. In connection with the proposed Business Combination with Oi, on February 7, 2014, we undertook a solicitation of consents from the holders of the outstanding exchangeable bonds to (1) waive any and all of the defaults and events of default that may be triggered by the Business Combination or any transaction executed as part of, or pursuant to, the Business Combination and (2) amend, among other things, the definition of “Change of Control,” which is used in the adjustment provisions for the exchange rights and in provisions relating to redemption, so that it will not apply if TmarPart gains control of Oi, which will unconditionally and irrevocably guarantee the exchangeable bonds upon the completion of the Capital Increase. The requisite percentage of the holders of the exchangeable bonds approved these amendments on March 3, 2014.

•                  Change of Control with Ratings Trigger.  The Eurobond amounting to €750 million issued in 2009, the €600 million Eurobond issued in 2011, the €750 million Eurobond issued in 2012 and the €1,000 million Eurobond issued in 2013 provide for redemption at the option of the bondholders in the event of any change of control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs (in case the securities are investment grade securities) or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes. In connection with the proposed Business Combination with Oi, on February 7, 2014, we undertook a solicitation of consents from the holders of the outstanding bonds to (1) waive any and all of the defaults and events of default that may be triggered by the Business Combination or any transaction executed as part of, or pursuant to, the Business Combination and (2) amend, among other things, the definition of “Change of Control,” which is used in the provisions relating to redemption, so that it will not apply if TmarPart gains control of Oi, which will unconditionally and irrevocably guarantee the bonds upon the completion of the Capital Increase. The requisite percentage of the holders of each of these series of bonds approved these amendments on March 3, 2014.

•                  Credit Ratings.  Certain loan agreements with the EIB, totaling €36 million as of December 31, 2013, state that we may be asked to present a guarantee acceptable to the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). On December 23, 2011, Moody’s announced the downgrade of Portugal Telecom’s long-term rating from Baa3 to Ba1. On February 16, 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom agreed with the EIB to open a cash deposit account amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favor of the EIB. The amount deposited in this account, which amounted to €28 million as of December 31, 2013, will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to Portugal Telecom will lead to, respectively, decreases or increases in the amount deposited, with no other consequence, which is applicable to the downgrade announced by S&P on February 11, 2013, from BB+ to BB, with negative outlook. See “—Credit Ratings” above.

•                  Control and Limitations on Disposals of Subsidiaries.  As of December 31, 2013, certain credit facilities under which we had borrowed a total amount of €640 million as of December 31, 2013 provide that we must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.  We are currently in negotiations with the lenders under each of the relevant credit facilities seeking waivers of any and all of the defaults and events of default that may be triggered by the Business Combination or any transaction executed as part of, or pursuant to, the Business Combination under the relevant credit facility, including with respect to maintenance of control of each material subsidiary.

•                  Dispositions of Assets.  The EIB loans totaling €527 million as of December 31, 2013 include certain restrictions regarding the disposition of assets by Portugal Telecom.

•                  Financial Ratios.  Certain credit facilities under which we had borrowed a total amount of €670 million as of December 31, 2013 require that the ratio Consolidated Net Debt/EBITDA should not exceed certain values. Consolidated Net Debt is defined as total short and medium and long-term debt minus cash and cash equivalents and short-term investments. EBITDA is defined as income before financial results and taxes plus depreciation and amortization expenses, post retirement benefits costs, curtailment costs, net losses on disposals of fixed assets and net other costs. The Consolidated Net Debt to EBITDA ratio, taking into consideration the proportional consolidation of Oi and Contax, as provided under the €800 million credit facility, amounted to 3.5 and 3.3 in 2013 and 2012, respectively.  Portugal Telecom is currently in negotiations with the lenders under each of the relevant credit facilities seeking amendments to these maintenance covenants and the definitions related thereto in each of the relevant credit facilities to conform such provisions to the corresponding terms of certain existing credit facilities under which Oi is a borrower and to provide that such calculations are made based on the financial statements of TmarPart.  Such amendments would require that PT Portugal SGPS, S.A., or PT Portugal, ensure that the Consolidated Indebtedness to Adjusted EBITDA ratio of TmarPart does not exceed 4.0 to 1.0.

•                  Negative Pledge.  The Euro Medium Term Notes, the exchangeable bonds, the credit facilities, the loans obtained from the EIB and the commercial paper programs are subject to negative pledge clauses, which restrict the granting of security interests in the assets of companies included in the consolidation.

The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. Our debt instruments generally include customary cross-acceleration or cross-default provisions. We believe that, as of December 31, 2013, we are in full compliance with the covenants described above.

Further Information Regarding the Indebtedness of Oi

Because of the strategic importance of our equity investment in Oi, which we report as our Telecommunications in Brazil segment, we present below certain supplemental information regarding the indebtedness of Oi. We do not proportionally consolidate the indebtedness of Oi, but we present this information because Oi’s indebtedness affects the value of our equity investment in Oi, and interest expenses related to that indebtedness affect our equity in the losses of joint ventures.

The composition of Oi’s gross debt as of December 31, 2012 and 2013 was as follows:

	As of December 31,
Debt (In Euro million)	2012	2013
Indebtedness
Bonds	6,659.5	6,260.4
Bank loans	4,975.5	4,056.5
Derivative financial instruments	(152.2)	(462.5)
Other financings	(374.9)	(283.2)
Total indebtedness	11.857.7	10.137.6

Set forth below is a brief description of certain of Oi’s debt instruments.

•                  Bonds—Oi and Subsidiaries.  Oi and its subsidiary, Telemar, issued a total of R$20,393.7 million of various series of bonds, €6,260.4 million of which are outstanding as of December 31, 2013.  The maturity of these bonds range from 2014 to 2022 and the bonds have either a fixed or floating rate interest. For additional information on the bonds Oi and Telemar have issued, including the principal amount, maturity and interest rate for each series of bonds, see Note 30.1 to our audited consolidated financial statements.

•                  Bank Loans.  The Oi Group had a financing agreement with the Brazilian Development Bank, or BNDES, R$5,417 million of which was drawn as of December 31, 2013.  Several companies of the Oi Group also had a financing agreement with BNDES, R$1,915 million of which was outstanding and due as of December 31, 2013.  Telemar had a loan of R$4,300 million with Banco do Brasil, R$3,071 million of which was outstanding as of December 31, 2013. For additional information on these financing agreements, see Note 30.1 to our audited consolidated financial statements.

Amendments to Debt Instruments in Connection with Merger

On October 2, 2013, we announced that we entered into a memorandum of understanding with Oi and certain of our and its respective shareholders with respect to the Business Combination.  In connection with our proposed Business Combination with Oi, on February 7, 2014, we undertook consent solicitations to holders of our €400 million 6.25% Notes due 2016, or the Portugal Telecom Retail Notes; our €750 million 4.125% Exchangeable Bonds due 2014; and certain notes issued by our wholly owned subsidiary, PTIF, under our Euro Medium-Term Note Program to consider and approve certain proposals and other amendments to the trust deeds and terms and conditions of such notes and bonds.  The consent solicitation period expired on February 26, 2014, and meetings of the holders, except for the Portugal Telecom Retail Notes, were held on March 3, 2014 to vote on the proposals. The proposals included the following:

•                  except for the Portugal Telecom Retail Notes, the release and discharge of Portugal Telecom, as keep well provider, from all of its obligations under the applicable keep well agreement and the release and discharge of PT Comunicações as keep well provider, from all of its obligations under its keep well agreement;

•                  in the case of the Portugal Telecom Retail Notes, the substitution, in place of Portugal Telecom, of PT Portugal as issuer and principal obligor;

•                  the addition of an unconditional and irrevocable guarantee from Oi;

•                  the waiver of any and all of the events of default and potential events of default (as such terms are defined in the trust deeds of such notes and bonds) that may be triggered by the proposed share capital increase by Oi and/or the proposed Business Combination with Oi or any transaction executed as part of, or pursuant to, such capital increase and/or Business Combination; and

•                  in the case of the exchangeable bonds only, the amendment of the exchange right in order to provide that any holder exercising its exchange right will receive (a) from (and including) the date of the completion of the proposed share capital increase by Oi up to (but excluding) the date of the completion of the proposed Business Combination with Oi, a cash amount with reference to the ordinary shares of Portugal Telecom, and (b) from (and including) the date of completion of such proposed Business Combination, a cash amount with reference to the ordinary shares of TmarPart (each calculated in accordance with the modified terms and conditions of such exchangeable bonds) in place of receiving ordinary shares of Portugal Telecom.

On February 19, 2014, the Board of Directors of Oi approved the granting of an unconditional and irrevocable guarantee for the benefit of holders of debt instruments of Portugal Telecom, which will become effective upon the completion of the Capital Increase. The agreements that will implement the guarantee of Oi are expected to be conditioned upon the completion of the Capital Increase.

At the bondholder meetings held on March 3, 2014, the applicable proposals were approved by the bondholders for all of the series except the Portugal Telecom Retail Notes.  No quorum was established for the meeting of the holders of the Portugal Telecom Retail Notes, and a new meeting for holders of those notes is scheduled for March 18, 2014.

In addition, we, PT Comunicações, PTIF and Oi expect to enter into amendments and waivers to certain credit facilities in connection with the Business Combination.

See “—Covenants” above.

Post Retirement Benefits

The following table shows the amount of our liabilities for post retirement benefits recorded on our statements of financial position as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011	2012	2013
	(EUR Millions)
Gross projected pension benefits obligations	121.6	127.3	117.2
Minus: Pension fund assets at fair value	(98.5)	(99.5)	(94.7)

Accrued pension liabilities	23.1	27.8	22.5
Gross projected healthcare benefits obligations	352.6	375.4	376.5
Minus: Healthcare fund assets at fair value	(246.2)	(299.9)	(291.7)

Accrued healthcare liabilities	106.3	75.5	84.8
Obligations with salaries to suspended and pre-retired employees	782.5	730.4	851.7
Total accrued liability for post retirement benefits(1)	911.9	833.7	959.0

(1)                             As of December 31, 2013, this caption corresponds to the net amount of an accrued post retirement liability of €960.9 million and a non-current asset of €1.8 million related to the surplus of certain pension plans.

As of December 31, 2013, the projected benefits obligations, or PBO, of our post retirement benefits for our Portuguese telecommunications business, including pension supplements, healthcare benefits and salaries payable to pre-retired and suspended employees amounted to €1,345.4 million (€117.1 million for pension supplements, €376.5 million for healthcare benefits and €851.7 million for salaries payable to pre-retired and suspended employees). These projected benefits obligations were computed based on discount rates of 3.00% for pension supplements, 4.00% for healthcare benefits and 2.00% for obligations related to the payment of salaries to pre-retired and suspended employees, and assuming an annual salary increase of 1.75% for pension supplements and healthcare benefits and an annual salary increase ranging between 0% and 1% for salaries due to pre-retired and suspended employees, depending on the amount of the salary and the year of payment, as explained in more detail in Note 14.1 to our audited consolidated financial statements. As of December 31, 2013, our post retirement benefits plans which are closed to new participants, covered approximately 19,841 employees in the case of pensions (approximately 36% still in service) and approximately 23,503 beneficiaries in the case of healthcare obligations (approximately 23% still in service).

According to the rules of the Portuguese Insurance Institute (Instituto de Seguros de Portugal, or ISPortugal), the Portuguese insurance regulator, the liability related to retired employees under the pension plans must be fully funded. Under current rules, funding of pension funds for pre-retired employees and employees still in service can be completed up to the retirement age. The estimated average working life of employees still in service is 14 years. As of December 31, 2013, our pension obligations for retired employees, computed based on ISPortugal rules, are fully funded.

In Portugal, there is no legislation on the establishment of funds to cover the healthcare obligations and the salaries for pre-retired and suspended employees. We are required to pay for these benefits only when the salaries are paid to pre-retired and suspended employees, or when healthcare expenses are incurred. Accordingly, there is no requirement to fund these benefits obligations at present. However, we have set up a fund managed by our subsidiary PT Prestações—Mandatária de Aquisições e Gestão de Bens, S.A., or PT Prestações, to finance our healthcare post-retirement liabilities. In previous years, we contributed €602 million to this fund, which is being managed in accordance with the same guidelines as our pension funds. Since 2010, we have not made additional contributions to this fund.

The market value of the pension funds amounted to €386.3 million as of December 31, 2013, a decrease from €399.4 million as of December 31, 2012, reflecting net refunds of healthcare expenses paid on account by PT Comunicações (€22.0 million) and payments of pension supplements made by the funds (€9.0 million), effects that were partially offset by the positive performance of assets under management (€17.5 million). See Note 14.1 to our audited consolidated financial statements for additional information. The asset allocation of our pension and healthcare benefits funds as of December 31, 2013 was 27.6% equity, 29.7% bonds and 42.6% cash and others. The effective return of the funds in 2013 was approximately 4.5%.

The accrued liability related to our total post-retirement benefits amounted to €959.0 million. In 2013, the accrued liabilities increased by €125.3 million, reflecting primarily total post retirement benefits and curtailment costs (€145.7 million) and net actuarial losses (€139.5 million) recognized in the period, effects that were partially offset by salary payments to suspended and pre-retired employees made during the year (€157.7 million).

The table below shows the evolution of our total net responsibilities for post retirement benefits, related to our Portuguese telecommunications businesses during the years ended December 31, 2012 and 2013.

	2012	2013
	(EUR Millions)
Accrued liability for post retirement benefits (initial balance)	911.9	833.7
Post retirement benefits expenses	35.2	18.7
Workforce program reduction costs	0.4	123.0
Contributions and payments	(159.8)	(155.9)
Net actuarial losses	45.9	139.5
Accrued liability for post retirement benefits (final balance)	833.7	959.0

The table below sets forth the components of our total net post retirement benefits expenses, related to our Portuguese telecommunications businesses in the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
	2011	2012	2013
	(EUR Millions)
Portuguese telecommunications business:
Service cost	3.5	3.5	4.2
Net interest cost	32.3	31.7	16.6
Prior year service gains	—	—	(2.2)
Subtotal	35.9	35.2	18.7
Contribution to Social Security(1)	25.1	22.3	21.8
Total post retirement benefits expense	61.0	57.5	40.5

(1)                                 This caption corresponds to our fixed monthly contribution to the Portuguese Social Security System and Caixa Geral de Aposentações in order to fund future service of the active beneficiaries included in certain pension plans, following their transfer to the Portuguese State.

In 2011, 2012 and 2013, net curtailment costs amounted to €36.4 million, €2.4 million and €127.1 million, respectively.

The table below sets forth the components of our cash flows associated with post retirement benefits in 2011, 2012 and 2013.

	Year Ended December 31,
	2011	2012	2013
	(EUR Millions)

Contributions to the pension funds	1.7	1.1	0.5
Payments of pensions to pre-retired and suspended employees	1.1	1.0	0.9
Salary payments (pre-retired and suspended employees)	174.0	159.6	157.7
Regular healthcare payments	18.0	19.0	18.9
Refund	(23.3)	(20.8)	(22.0)
Subtotal	171.5	159.8	155.9
Termination payments	3.8	1.9	4.0
Service cost related to liabilities transferred to the Portuguese State(1)	21.8	25.5	21.8

Total payments related to post retirement benefits	197.1	187.2	181.6

(1)                                 This caption corresponds to a fixed contribution paid to the Portuguese Social Security System relating to the annual service of active and suspended employees who were entitled to pension benefits under our post retirement benefits plans that were transferred to the Portuguese State in December 2010.

Our actuarial assumptions are subject to change, including the increase or decrease in the discount rates we use. In determining the appropriate discount rates for our Portuguese telecommunications business, we analyze, among other things, the yields of certain investment grade corporate bonds by issuers in the Eurozone with maturities comparable to those of our liabilities. We believe our actuarial assumptions are consistent with those commonly used in the Portuguese market. Note 14 to our audited consolidated financial statements contains sensitivity analyses that demonstrate the impact of increases or decreases in our discount rate assumption, our healthcare cost trend assumption and our assumption about the long-term rate of return on fund assets. Total net actuarial losses in 2013 amounted to €139.5 million, compared to net losses of €45.9 million in 2012.

Net actuarial losses amounted to €139.5 million, including: (1) the impact of the changes in actuarial assumptions, which amounted to a loss of €101 million, reflecting the increase in the retirement age by one year, from 65 to 66 years, and a loss of €137 million in 2012, reflecting mainly the reduction in the discount rates across all post retirement benefits obligations and the adoption of Decree-Law 85-A/2012 that suspended the early retirement regime during the financial assistance program to Portugal, resulting in higher salaries payable to pre-retired and suspended employees up to retirement age; (2) gains of €3 million corresponding to the difference between actual (+4.5%) and the average discount rates used the compute the expected return on assets; and (3) losses of €41 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations. Net actuarial losses totaled €45.9 million in 2012, including: (1) a loss of €136.6 million resulting from changes in actuarial assumptions, including the impact of (i) the suspension of the early retirement regime (loss of €38.9 million), either permanently for employees under the Caixa Geral de Aposentações regime or during the financial assistance program of the European Union/European Commission, the European Central Bank and the International Monetary Fund to Portugal for the remaining employees, (ii) the reduction in the discount rates (loss of €102.0 million), as detailed in Note 14.1, and (iii) the change in the mortality tables for active beneficiaries; (2) a gain of €68.0 million resulting from differences between actual data and actuarial assumptions, related mainly to the difference between actual (+25.2%) and expected returns on plan assets; and (3) gains of €23 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations.

Equity

Our total equity, excluding non-controlling interests, amounted to €1,641.3 million as of December 31, 2013, €2,304.6 million as of December 31, 2012 and €2,840.6 million as of December 31, 2011.

The decrease in total equity excluding non-controlling interests in 2013 was primarily explained by (1) the €0.325 dividend per share paid in May 2013 (€277.9 million total), (2) the negative foreign currency translation adjustments (€601.1 million), mainly related to the impact of the depreciation of the Real against the Euro on our investments in Oi and Contax, and (3) the net actuarial losses recognized in the period (€118 million, net of tax effect). These effects were partially offset by the net income generated in the period of €331.0 million.

The decrease in total equity excluding non-controlling interests in 2012 was primarily explained by (1) the €0.435 dividend per share paid in May 2012 (€371.9 million total), corresponding to the second installment of the 2011 fiscal year dividend (€0.65 per share), following the interim dividend payment of €0.215 cents per share declared in December 2011 and paid in January 2012, (2) the negative foreign currency translation adjustments (€376.5 million), mainly related to the impact of the depreciation of the Real against the Euro and (3) the net actuarial losses recognized in the period (€49.6 million, net of tax effect). These effects were partially offset by the net income generated in the period of €225.8 million and a gain recorded directly in shareholders’ equity in connection with Oi’s corporate reorganization completed in March 2012.

Our total equity, excluding non-controlling interests, as a percentage of total assets decreased from 18.0% at the end of 2012 to 13.7% at the end of 2013.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

The following table presents our contractual obligations and commercial commitments as of December 31, 2013:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Indebtedness	7,389.9	1,495.1	1,614.0	1,726.9	2,553.9
Interest on indebtedness(1)	1,550.9	323.5	564.1	363.3	300.0
Post retirement benefits payments(2)	1,034.8	155.2	268.5	216.6	394.5
Licenses and concessions(3)	20.8	6.0	10.4	4.4	—
Unconditional purchase obligations(4)	76.9	76.9	—	—	—
Operating lease obligations(5)	154.7	43.4	41.2	31.4	38.6
Total contractual cash obligations	10,228.1	2,100.2	2,498.3	2,342.6	3,287.0

(1)                                 Interest on indebtedness is based on our indebtedness as of December 31, 2013, assuming that repayments will be made on scheduled dates and based on certain assumptions regarding interest rates on our floating rate debt. Therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates. These obligations relate exclusively to interest expenses on indebtedness and do not include any interest income on cash and cash equivalents and short-term investments.

(2)                                 These amounts primarily include the undiscounted payments to be made by PT Comunicações related to salaries due to pre-retired and suspended employees and expected contributions to our pension funds, described above in “—Post Retirement Benefits.” The total amount relating to our Portuguese telecommunications business differs from the net accrued post retirement liability recognized in our consolidated statement of financial position primarily because the latter amount relates to the discounted unfunded obligations

(3)                                 This caption includes payments due to ANACOM as of December 31, 2013 for radio frequency licenses (see Note 39 to our audited consolidated financial statements).

(4)                                 Unconditional purchase obligations primarily relate to contractual agreements with suppliers for the acquisition of tangible fixed assets and stocks, including amounts related to the acquisition of network assets, telecommunications equipment and terminal equipment.

(5)                                 Our operating leases relate to the contractual rental agreements entered into by our businesses and include obligations related to leased lines and the rental of buildings. Operating leases are accounted for as a cost in the period that the corresponding expense is incurred.

In addition to the commitments included in the table above, in August 2013 we announced a shareholder remuneration policy that includes an ordinary cash dividend of €0.10 per share for the fiscal years ending December 31, 2013 and 2014, which is expected to be submitted to our 2014 Annual Shareholders’ Meeting.

Our intention is to fulfill these commitments from our operating cash flow generated in each of those years and, in the case of our indebtedness, to repay the amounts from our operating cash flow and/or refinance those amounts.

Off-Balance Sheet Arrangements

In the course of our business, we provide certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2013, in our Portuguese telecommunications business, we had provided bank guarantees to Portuguese courts and tax authorities in the amount of €329.5 million relating primarily to tax assessments, and we had provided bank guarantees on behalf of PT Comunicações to municipal authorities, ANACOM and other entities (€21.2 million), on behalf of MEO to ANACOM and other entities (€26.0 million) and on behalf of other subsidiaries (€21.3 million). For additional information on these bank guarantees, see Note 46 to our audited consolidated financial statements.

In addition to the bank guarantees described above, as of December 31, 2013, we had provided guarantees amounting to €491 million in favor of the EIB in connection with the loans obtained from this bank (see “—Indebtedness—Covenants—Credit Ratings”).

We believe that our guarantees are part of our ordinary financing activities and do not expect a material impact on our liquidity resulting from those guarantees.

Capital Investment and Research and Development

Capital Expenditures and Financial Investments

The table below sets out our total capital investments related to continuing operations for 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(EUR Millions)
Capital expenditures	749.8	661.2	589.0
Financial investments	3,727.7	1.6	10.7
Total	4,477.5	662.8	599.7

Capital Expenditures

During 2013, we made capital expenditures totaling €589.0 million. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill, for 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(EUR Millions)
Telecommunications in Portugal(1)	647.0	555.5	490.0
Other(2)	102.1	105.7	99.1
Total	749.8	661.2	589.0

(1)                                 This caption excludes (i) real properties acquired from the pension funds in connection with the transfer of unfunded pension obligations to the Portuguese State (€3 million in 2011), (ii) an intangible asset recognized by MEO in 2011 (€106 million) corresponding to the present value of the installments payable to ANACOM totaling €113 million related to the acquisition of a LTE license, (3) the present value of the commitments assumed by PT Comunicações in 2011 under its digital terrestrial television, or DTT, license (€24 million) and (4) investments made in 2011 in a data center (€3 million).

(2)                             This caption excludes the commitments under the terms of CVTelecom’s 3G license (€6 million in 2011).

Capital expenditures were €589.0 million in 2013, equivalent to 20.2% of total operating revenues, a decrease of 1.2 percentage points from 2012. The decrease in Portuguese telecommunications business capital expenditures from €555.5 million in 2012 to €490.0 million in 2013 reflected declines in both customer and infrastructure capital expenditures. The decline in customer capital expenditures was primarily explained by (1) lower unitary equipment costs, (2) lower net additions of customers and (3) lower churn across our Pay-TV and broadband services. In 2013, the decline in infrastructure capital expenditures was primarily explained by our expenditures in previous years to (1) deploy the FTTH network, (2) modernize the 2G network and (3) reinforce our 3G and 3.5G networks in terms of coverage and capacity. This led to an overall decrease in technology capital expenditures in 2013, notwithstanding our investments in deploying the 4G network. This decrease occurred also notwithstanding the investment in the buildout of our data center in Covilhã that was inaugurated during 2013.

Other capital expenditures include capital expenditures related to consolidated businesses not included in our two reportable segments. In 2013, these other capital expenditures amounted to €99.1 million, as compared to €105.7 million in 2012, a reduction explained primarily by lower contributions from MTC, CVTelecom and Timor Telecom, reflecting the investments in the African submarine cable undertaken in 2012 and also the impact of the depreciation of the Namibian and American Dollar against the Euro.

In 2014, we expect to make investments similar in nature (though amounts may vary) to those made in 2013. We generally fund our capital expenditures from cash flow generated by our operating activities and debt financing.

Financial Investments

Investments in financial assets (including goodwill) amounted to €10.7 million in 2013, €1.6 million in 2012 and €3,727.7 million in 2011.

On July 28, 2010, we signed an agreement with Telefónica for the acquisition by Telefónica of the 50% of the capital stock of Brasilcel we owned. Brasilcel owned approximately 60% of the total share capital of Vivo. The price of such capital stock was €7,500 million, of which we received €4,500 million at the closing of the transaction on September 27, 2010, €1,000 million on December 30, 2010 and the remaining €2,000 million on October 31, 2011. Upon the closing of the transaction, the respective subscription and shareholders agreements entered into by Telefónica and Portugal Telecom in 2002 relating to their joint venture in Brazil were terminated.

On March 28, 2011, we completed the acquisition of a 25.3% economic interest in Oi and a 42.0% economic interest in CTX, the controlling shareholder of Contax (in which we acquired an effective 16.2% economic interest). We paid a total of R$8,437 million (€3,728 million) in connection with these transactions. We now hold a 23.2% economic interest in Oi and a 44.4% economic interest in CTX (and an effective 21.1% economic interest in Contax).

Share Capital and Share Buyback Program

During the years ended December 31, 2013 and 2012 there were no changes in share capital. As of December 31, 2013, our fully subscribed and paid share capital amounted to €26,895,375, represented by 896,512,500 shares with a nominal value of €0.03 each.

In 2012, under the strategic partnership entered into between Portugal Telecom and Oi, Telemar, one of Oi’s subsidiaries, acquired 64,557,566 of our own shares, representing 7.2% of our share capital, including €61.5 million related to shares acquired before the end of March 2011 and payments of €86.8 million, regarding the shares acquired in the second quarter of 2011. In 2012, Telemar acquired 25,093,639 shares of our own shares for a total amount of €99.8 million. Following these acquisitions, Telemar now holds 89,651,205 ordinary shares of Portugal Telecom, representing 10.0% of total issued shares.

Research and Development

In 2013, 2012, and 2011, we invested approximately €130 million, €167 million and €219 million, respectively, on innovation, research and development. While we have always placed a great importance on innovation, in recent years our strategy has been to increasingly underscore its role in our operations.

Our Research and Development Strategy

Our existing innovation strategy endeavors to promote a culture of innovation across the company, maximizing the potential for creativity. We seek to manage our innovation initiatives to ensure diversified capital allocation, systematic monitoring and control of results. In 2013, PT was identified as the Portuguese leader in investment in innovation by the European Commission study “The 2013 EU Industrial R&D Investment Scoreboard”.

Our strategy is guided by three principles: (1) Incremental Innovation—a strategy focused on continuous short-term improvements, (2) Planned Innovation—the development of medium-term technological and product upgrades and improvements, and (3) Exploratory Innovation—analysis of long-term technological trends and consumer behavior.

Incremental Innovation.  Our incremental innovation strategy seeks to harness the potential of our employees by challenging them to be active participants in our short-term initiatives and to contribute ideas. We created an online platform accessible to all employees called the “Idea Marketplace”, on which management posts challenges.  Since the launch of the Idea Marketplace in 2009, more than 9,500 employees have accessed the platform and 8,456 ideas have been evaluated.  Submitted ideas are analyzed by all participants in the marketplace and those with the highest evaluations are reviewed by the relevant departments in order to select those which are to be implemented.  In 2013, 1,440 ideas were analyzed in the Marketplace, leading to 34 projects in the areas of improved customer experience, products and services, organization culture and behavior and cost reduction. Employees who submit ideas that are implemented are recognized.  In addition, the OPEN awards initiative aims to select and recognize our projects which, due to their positive results and innovative nature, stood out throughout the year. The nominated projects are presented to the whole company and votes are collected from all employees, including management. Winners are announced at the largest corporate event of the year.  Finally, and in order to promote innovation and entrepreneurship among university students, we created the challenge Talento com Fibra, in which we launch ideas challenges.  The 2013 challenge winners were invited to join a PT Startup support program.

Planned Innovation.  Our planned innovation strategy focuses on setting forth medium-term innovation objectives by actively engaging our technical, operational and business departments. This integrated strategy fosters innovation with respect to our products and services, in both the consumer and enterprise markets, promotes advances in our technological infrastructure and improves operational efficiency.

•                  Products and Services

•                  Consumer Solutions.  A few recent highlights in the consumer segment include (1) the first truly convergent offering in the Portuguese market by deploying a bundle offering of television, internet connection, fixed and mobile voice communications; (2) offering of exclusive TV content, as well as interactive applications; (3) continued development of Meo-based applications and functionalities; (4) the development of multiplatform offerings such as the first OTT (over-the-top) TV product, which allows anyone, in Portugal, to access Meo video-on-demand in different devices through Meo Go!; (5) providing cloud-based solutions through Meo Cloud; and (6) continued co-development of proprietary smartphones and mobile solutions, such the new True-Kare service, new mobile payment tools and mobile parking (which allows a customer to pay for municipal parking from their mobile device).

•                  Enterprise Solutions.  A few recent highlights in the enterprise segment include: (1) increasing cloud-based offerings with respect to our advanced IT/IS services, which have gained new strength and new possibilities with the support of our new data center in Covilhã; (2) the launch of the business customer support; (3) improvement of our customer relation centers; (4) a reinvigorated emphasis on sector-specific solutions in the healthcare, retail and education; and (5) strengthening of our SmartM2M offering.

•                  Technological Infrastructure.  Our technological infrastructure is an important component of our research and development efforts. In line with our strategic objectives, we increased our investment and expansion efforts in our fiber-to-the-home network, which includes residential and non-residential customers (e.g., Portuguese schools) and 4G networks. We also invested in the construction of our new data center in Covilhã, Portugal, which was inaugurated in September 2013.

•                  Operational Efficiency.  Maintaining a focus on efficiency and operational excellence, we pursued several initiatives with the goal of improving business processes, resource management and customer relationship management. In 2013, these efforts included, among others, the CRM One (mobile), project, the logistics center, the SIGO (Integrated Operations Management) - PTP integration program and the LoBo Connect.

Exploratory Innovation.  Because we operate in a sector characterized by intensive investment patterns and rapid technological changes, we believe it is important to research long-term technological trends and consumer behavior. In this respect, our exploratory innovation efforts play a key role allowing us to remain competitive.  In addition to our internal innovation efforts, we also endeavor to create strategic partnerships.

•                  Internal Innovation.  Our research and development activities have been responsible for the introduction of innovative products and services and for the development of in-house technology. Our subsidiary PT Inovação develops the majority of our exploratory innovation projects, focusing on technological infrastructure optimization, operations support systems and business support systems (OSS/BSS) platforms and applications and services development technologies. Sapo, our internet portal, also develops exploratory innovation projects, focusing mainly on software development and integration and multi-platform applications.

•                  Innovation through Partnerships.  In recent years, our exploratory innovation strategy has emphasized strategic partnerships with (1) technological suppliers, such as Microsoft, Cisco and Huawei, (2) universities and research institutions and (3) cooperation with startups, with the launching of the BlueStart support program.

Innovation in International Operations

Through our international operations, we foster a culture of innovation across the various geographies in which we operate. Our recent initiatives worldwide have included, among others, projects (1) in Brazil, where Oi has similar innovation practices to ours (for example, the replication of the OPEN innovation program in Oi) which has promoted interactions between us and Oi, (2) in Angola, where Unitel is proceeding with its strategy of expanding next generation networks (fiber) to the whole country, (3) in Namibia, with the optical fiber roll-out throughout this country, in partnership with the national electricity provider, (4) in East Timor, where we have continued to develop our 3G services and infrastructure and started the building of the fiber optic metropolitan network of Dili.

Exchange Rate Exposure to the Brazilian Real

Our interest in Oi and Contax exposes us to significant exchange rate risk in respect of the Real. We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Real. See “—Liquidity and Capital Resources—Equity” above.

Currency Composition of Our Assets

The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2012 and 2013.

	As of December 31,
	2012		2013
Consolidated Assets	EUR Millions	% of total assets	EUR Millions	% of total assets
Euro	8,373.3	65.3%	8,150.0	67.8%
Brazilian Real	3,218.4	25.1%	2,669.7	22.2%
Other	1,237.4	9.6%	1,200.7	10.0%
Total	12,829.1	100.0%	12,020.4	100.0%

Currency Composition of Our Indebtedness

The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Real and other currencies as of December 31, 2012 and 2013. The amounts presented take into account the derivative agreements we have entered into. For further information, see Note 38 to our audited consolidated financial statements.

	As of December 31,
	2012		2013
Indebtedness	EUR Millions	% of total indebtedness	EUR Millions	% of total indebtedness
Euro	7,341.2	99.5%	7,362.9	99.9%
$ Dollar	33.8	0.5%	8.1	0.1%
Other currencies	0.1	0.0%	0.1	0.0%
	7,375.1	100.0%	7,371.1	100.0%

Exposure to Exchange Rate Risk

As a result of our investment in Oi, our equity investments in Brazil represent a substantial part of our assets. Given our substantial investments in Brazil, a devaluation of the Real may have a significant impact on our statement of financial position and financial results. By the end of 2013, the exchange rate between the Euro and the Real was R$3.2576 = €1.00. We cannot be sure that the value of the Real will remain stable, and if economic growth in Brazil were to slow further, this could have a significant impact on the growth prospects of the companies in which we have invested.

Trend Information

We expect to continue to be a growth-oriented company, aiming to use the full potential of our asset portfolio by taking advantage of existing and future opportunities in the telecommunications, multimedia, cloud and IT services markets. We aim to continue to pursue convergence opportunities, following the launch of our M4O quadruple-play service in January 2013, by bundling traditional voice and data services with new multimedia and IT services, building on our investments in advanced networks (including our FTTH and 4G investments) and in cloud solutions.

We announced a Business Combination with Oi and TmarPart in 2013.  We believe the Business Combination is the natural fulfillment of the strategic partnership established in 2010 between Portugal Telecom and Oi, and we aim to consolidate the position of both companies as leading operators for Portuguese-speaking countries with leadership positions in the markets we serve.

Our priority in the consumer market is to provide convergent products and services and bundled offers aimed at acquiring new customers, increasing customer loyalty and growing our market share.  Our goal in the residential market is to complete the transformation of our residential service offering from a fixed line legacy to a convergent customer base.  In the personal market, we seek to shift the focus of the market from prepaid to postpaid services and to continue to promote the penetration of smartphones. Finally, in the enterprise market, we seek to provide an advanced one-stop-shop for IT/IS solutions (cloud, outsourcing and BPO), building on the capabilities of our new data center in Covilhã, Portugal.  We will also continue to invest in innovation, research and development.

At the international level, our focus is on taking advantage of our expertise and partnerships and on the sharing of best practices across our various businesses. We seek to ensure a sustainable competitive position in all our markets and to achieve the benefits of scale in access to technology and innovation

We explain the trends that affect our business in more detail under “—Overview—Business Drivers and Measures,” which is incorporated by reference into this subsection.

We will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to our existing businesses, placing the profitability of our assets under pressure. In addition, our Portuguese operations will continue to be negatively affected by the economic conditions in Portugal.  We expect our business to continue to be subject to the trends, risks and uncertainties discussed in the Information Statement dated March 10, 2014, furnished to the SEC on Form 6-K on March 11, 2014.